Atos Origin
WORLDWIDE IT PARTNER

RECEIVED

2007 JAN 16 A 11:41

FICE OF INTER...
CORPORATE ...

07020342

PROCESSED

JAN 1 8 2007

THOMSON
FINANCIAL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Room 3045 (stop 3-4)
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

December 31, 2006

SUPPL

Re: Atos Origin – File Number 082-04323

Ladies and Gentlemen:

Atos Origin, a corporation incorporated under and having its domicile in France and having its securities listed on the Euronext Paris Stock Exchange (the "Company"), hereby furnishes to you pursuant to Rule 12g3-2(b)(i) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") the enclosed information because we believe that our holders of record resident in the United States, determined in accordance with Rule 12g5-1 under the Exchange Act now exceed 300.

Attached hereto as Appendix A is a list identifying, since September 2006, the following documentation in English:

(A) information made public pursuant to the laws of France,

(B) information filed with the Euronext Paris Stock Exchange, and

(C) information distributed to the Company's security holders

As required by Rule 12g3-2(b)(i), we have indicated when and by whom such information is required to be made public, filed with the stock exchange or distributed to security holders.

The Company hereby also provides the following information:

- The estimated number of holders of our common stock resident in the United States is in excess of 300.
- We are currently unable to estimate the percentage of outstanding common stock held by residents in the United States
- We believe that most securities held by United States Resident's were acquired as a result of open market purchases.
- We have not made a public distribution of securities in the United States.

Atos Origin S.A.

Les Miroirs C
18, avenue d'Alsace
92926 Paris La Défense - France

Tél. : +33 (0)1 55 91 20 00
Fax : +33 (0)1 55 91 20 05
www.atosorigin.com

Siège Social :
Les Miroirs C, 18, avenue d'Alsace
92400 Courbevoie - France

S.A. à Directoire et Conseil de Surveillance au capital de 67 624 976 euros - Siren 323 623 603 RCS Nanterre
TVA intracommunautaire : FR 52 323 623 603

Atos Origin
WORLDWIDE IT PARTNER

As required by Rule 12g3-2(b), English versions of each press release and all other communications or materials distributed directly to shareholders are available under Appendix A (as documents have been made available both in French and in English upon release by the Company). Accordingly, we have not attached a second copy of the documents as Appendix B.

If you have any questions or comments, please call the undersigned at 33(0)1.55.91.23.18.

Very truly yours,

Bernard BOURIGEAUD
Chairman of the Board

Enclosures

Atos Origin
WORLDWIDE IT PARTNER

Appendix A

I. Information Made Public Pursuant to the Law of France.

Document	When Required to be Made Public
None	

II. Information Filed with Euronext Paris Stock Exchange.

Document	When Required to be Filed
None	

III. Information Distributed to the Company's Security Holders.

Document	When Required to be Distributed
Press releases in English	General information requirement : whenever an important event is taking place

- "Don't let anyone know I told you about Atos Origin" 2006 Recruiting campaign thinks outside the Box (3 October 2006)
- Rail Settlement Plan award Atos Origin £30 million contract (4 October 2006)
- Atos Origin and Euronext sign a web hosting agreement (5 October 2006)
- Atos Origin's Global Competence Center in Belgium receives SAP Certification for its consultancy expertise (5 October 2006)
- Atos Origin offers banks the processing of installment credit for the first time on the German market (9 October 2006)
- Thomas Cook and Atos Origin increase speed of booking for HST city hopping (9 October 2006)
- Atos Origin and EMC sign global alliance for joint solutions in information lifecycle management (11 October 2006)
- Atos Origin selected as prime technology partner of the Rio 2007 XV Pan American Games (11 October 2006)
- Oracle and Atos Origin implement new student information system at universities and colleges (18 October 2006)
- Atos Origin implements a virtual trading platform for the Gas market (19 October 2006)
- Atos Origin and GlobeRanger start implementation of innovative RFID solution at FloraHolland (19 October 2006)

- Press release 19th October 2006
- Roll-out of AVANTIX™ Mobile Completed in less than eight months across five Train Operating Companies (23 October 2006)
- Atos Origin showcases its innovative card and identification solutions at Cartes 2006 exhibition in Paris (23 October 2006)
- Atos Origin chosen by Castorama Italia to implement LucyStar Document Management solution (23 October 2006)
- DCA signs new IT contracts (24 October 2006)
- Atos Origin technology partner of La Tribune for its new Mobile Internet service (26 October 2006)
- Atos Origin brings its expertise to movo, the first French service enabling individual customers to send and receive money with their mobile phone launched by the Caisse d'Epargne (30 October 2006)
- **Atos Origin 2006 first 9 months revenues announcement (31 October 2006)**
- Atos Origin French market leader in Application Management Services (7 November 2006)
- Atos Origin and System : strategic partnership to ensure better workflows management in hospitals using medical process assistant (10 November 2006)
- Atos Origin coordinates BEinGRID project launched to implement and deploy grid solutions across the European industry (13 November 2006)
- Atos Origin upgrades Alaska Communications Systems' mySAP® ERP 2005 SYSTEM (15 November 2006)
- Atos Origin sets up a Centre of Excellence in Madrid to develop Telecommunication Convergent Services (16 November 2006)
- Manchester Piccadilly NHS Walk-In Centre, run by Atos Origin, celebrates First Anniversary (17 November 2006)
- NHS Scotland announces a £300 million contract with the Atos Origin Alliance as the Information Management and Technology Support Services Partner (21 November 2006)
- Atos Origin supports the SNCF in the roll out of its new Tikefone service (21 November 2006)
- Atos Origin has joined Belgian CIO Forum to encourage the strategic role of CIOs in business operations (22 November 2006)
- Poste Italiane SpA chooses Atos Origin to optimize its SAP environment (23 November 2006)
- Atos Origin showcases new solutions for the automotive industry at the International Odette Conference (27 November 2006)
- Atos Origin selected to manage Cineworld's loyalty scheme (29 November 2006)
- Atos Origin and jNetX launch at ITU Telecom World 2006 new convergence telecom services for cost effective cross-boundary roll-out (4 December 2006)

- NFU Mutual chooses Atos Origin as IT Outsourcing Partner (4 December 2006)
- Philippe Germond joins Atos Origin Management Board (4 December 2006)
- Cost reduction and increased productivity and security with Atos Origin and Microsoft's launch of new workplace solutions (5 December 2006)
- Atos origin IT Team already in place for the Vancouver 2010 Olympic and Paralympics Winter Games (6 December 2006)
- Atos Origin intends to sell its B2B Software Business in Germany to Axway (7 December 2006)
- Creating a European leader in Payment Services : Atos Origin acquisition of Banksys and BCC completed (7 December 2006)
- Atos Origin selected by the IGN for the technical management of the 1st national Geoportal in Europe (11 December 2006)
- ING finalizes contracts with Team of IT Service Providers for Outsourcing of Workplace Services – Accenture, Atos Oriign, Getronics and KPN sign ING final outsourcing contracts totaling €750 million (14 December 2006)
- Atos Origin (Thailand) and Infor deliver state-of-the-art ERP services to Singha Paratech (14 December 2006)
- ChemChina selects Atos Origin as partner in drive to become World Leader (15 December 2006)
- Thierry Pollier joins Atos Origin France's Systems Integration Business as Vice President Industry & Services (18 December 2006)
- Atos Origin honored as HP Business Partner of the Year 2006 in telecommunications (19 December 2006)
- Sagem Défense Sécurité and Atos Origin complete French Air Force's SICOPS deployment for DGA (19 December 2006)
- Arnaud Ruffat appointed CEO and Managing Director for Atos Origin in Italy (20 December 2006)
- Ludo Van den Kerckhove appointed Managing Director for Atos Origin in Belgium and Luxembourg (20 December 2006)
- Philippe Van Haecke appointed CEO Managed Services of Atos Origin in France (20 December 2006)
- Dutch water utility company PWN chooses Atos Origin for outsourcing its office automation management (21 December 2006)
- Department of Health signs two Diagnostics Contracts with Atos Origin (22 December 2006)
- Telegraaf Media Group signs contract with Atos Origin (22 December 2006)
-

Atos Origin
WORLDWIDE IT PARTNER

Appendix B

I. English Translations of Press Releases and other Distributions to Security Holders.

Not used.

II. Other translations.

Not used.

PRESS RELEASE

"Don't Let Anyone Know I Told You About Atos Origin" 2006 Recruiting Campaign Thinks Outside the Box

Paris, 3 October 2006 - In early 2006, the 40 leading IT services companies were looking for 22,500 managerial level candidates to fill positions in consulting and technology. With the economy back on a growth track, the number of hirings in the industry has risen significantly. Atos Origin, a major international IT services provider, will hire 9,000 people this year worldwide, including 2,500 in France for its three core businesses: Business Consulting, Systems Integration and Managed Operations.

Atos Origin has announced that it will recruit 2,500 new team members in France in 2006. At this key junction in its hiring history, the Company has launched a new recruiting campaign amid intense competition for talent.

To be recognized, first you have to be seen. With the competition talking to applicants almost exclusively about projects with often identical assignments, responsibilities and even customers, Atos Origin has decided to break away from the industry's traditional style of employment advertising.

The campaign's catchline - *"We've got projects just like everyone, but your projects are like nobody else's"* - reflects both the situation in the industry and what sets Atos Origin apart from the competition. As an employer, Atos Origin's difference comes from the way it works and manages its team members. After all, there's a reason why the average seniority among Atos Origin employees is ten years.

"We want to give each employee the chance to build a meaningful career at Atos Origin," explains Jean-Marie Simon, Human Resources Director for France, Germany and Central Europe. *"As part of this commitment, we have deployed the Global Capability Model (GCM) in our 40 host countries, to inform employees about job opportunities in every country and area of expertise and to help them review their own skills. This gives people the tools they need to map out satisfying career paths. To attract and retain top talent, we offer bridges between businesses and regions, continuously develop employee knowledge and training, and put team members on a fast track to positions of responsibility."*

To express this difference without resorting to clichés, the ORC-Image & Stratégie d'Employeur agency recommended thinking outside the box, with edgy, eye-catching advertisements in which unidentified employees "refuse" to talk about Atos Origin in public: *"If you say I told you about Atos Origin, I'll deny everything"*, *"You'd have to pay me a fortune to tell you about Atos Origin"*, or *"Who says I told you about Atos Origin?"*.

The campaign will be carried in the most widely consulted newspapers, magazines and job sites, to reach a target audience of experienced or newly graduated engineers, consultants and technicians. At the same time, Atos Origin will attend a large number of job fairs to meet with future team members.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues total more than €5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is listed on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting.

Media contact:

Anne de Beaumont - + 33 (0)1 55 91 24 15 - - anne.debeaumont@atosorigin.com

Atos Origin

PRESS RELEASE

Rail Settlement Plan award Atos Origin £30 million contract

London, 4 October 2006 - The Association of Train Operating Companies, Rail Settlement Plan Ltd (RSP) has awarded Atos Origin a 12-year Business Processing Outsourcing (BPO) contract worth over £30 million, to develop and manage the automation of its Rail Revenue Settlement Service which processes the payment of all rail ticket sales in the UK to the 25 Train Operating Companies (TOCs). The contract is part of RSP's on-going programme to apply best practice business and IT management principles to its Distribution, Retail and Settlement Systems.

The new automated service will provide a more streamlined, reliable, auditable and flexible service that provides better information and value for passengers and TOCs, along with enhanced choice and convenience. It is expected to deliver operational savings worth £20 million by 2018. Furthermore, as the new software requires minimal customisation, it will be more cost effective to maintain and support.

Antony Lain Chief Executive of RSP said "The conclusion of the Automated Settlement Contract is the first step towards implementing our vision of the future of National Rail Distribution, Retail and Settlement. It brings immediate benefits of cost savings, flexibility, auditability and reliability and integrates with existing systems. The design is such that future changes in the distribution and retail environment through, for instance, technology such as smartcards or mobile ticketing, or through changes in passenger behaviour can be accommodated easily".

"This contract highlights how at Atos Origin we work with our clients to support the transition to new technology solutions that deliver tangible business benefits," said Lee Hewett, head of transport at Atos Origin. "It also demonstrates our strengths both in managing BPO contracts and our position as the leading provider to the UK rail industry."

The contract is in two phases. In the first phase, Atos Origin will manage the transition of the service which it currently manages and which covers the settlement of all tickets purchased directly from Train Operators on-line, over the telephone, at the station, or on the train, to the new framework that is built on CODA accounting software. In the second phase, which will complete in April 2008, Atos Origin will transition the service currently provided by Fujitsu, for all tickets purchased by travel agents, large companies and warrant account holders.

The new automated settlement service will be integrated with LENNON, also managed by Atos Origin. This service allocates the ticket sale revenue to each of the train operators companies within 24 hours of the ticket being purchased. The contracts for both services run concurrently to 2018.

Atos Origin

For further information, please contact:
Caroline Crouch
Atos Origin
Email: caroline.crouch@atosorigin.com

Notes to Editors

1. RSP has recently completed a programme of replacement of legacy systems bringing substantial passenger and TOC benefits. This has been achieved through improved reservations and enquiry engines, introduction of a national ticket on departure e-ticketing system, implementation of the chip/PIN back office for National Rail, improved quota/yield systems for availability and low priced fares, enhanced electronic distribution of fares and publications, supporting the upgrade to all rail ticket points of sales and the introduction of central revenue allocation systems.

2. Following this programme, a strategic review of the RSP Distribution, Retail and Settlement systems has been undertaken by RSP and industry stakeholders. RSP has defined a National Rail upgrade, renewal and innovation programme to its systems and services in the fields of Distribution, Retail and Settlement. This will bring benefits of passenger choice, flexibility, ease of purchase and respond to recognised new retailing behaviours. Additionally this programme will enable future retailing through smartcards, mobile, and other electronic methods, complementing traditional retailing to allow the maximum freedom of choice and flexibility for passengers on National Rail.

3. The UK rail industry sell 360 million rail tickets each year using more than 8000 ticket machines, at station retail windows and vending machines, on trains and over the web. Annual ticket sales total more than £4.8billion.

About Rail Settlement Plan Ltd and ATOC

Rail Settlement Plan Ltd is responsible for the Distribution, Retail and Settlement of all National Rail Train Operating Comanies Revenue. This includes services for fares, timetables, reservations, availability, data provision to Trainline, National Rail Enquiries, Transport Direct, and Point of Sale manufacturers, national ticket on departure, chip/PIN back-office, allocation, settlement and banking services, credit card services, rail information services, travel trade services, and rail warrant services.

It allocates, clears and settles over £5bn of industry revenue on an annual basis. It is a regulated company through the Ticketing and Settlement Agreement and is responsible for ensuring that through and inter-available ticketing is guaranteed, to preserve network benefits, whilst also ensuring that impartial retailing is maintained by all TOCs.

The Association of Train Operating Companies (ATOC) is the official voice for the passenger rail industry - representing train companies to the government and other opinion formers on transport policy issues. Britain's train operators are working together to change rail travel for the better.

ATOC manages many joint activities for train operators including revenue allocation and settlement, impartial retailing, National Rail Enquiries, Railcard marketing, staff travel arrangements, international products and travel agent licensing.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.5billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

PRESS RELEASE

Atos Origin and Euronext sign a web hosting agreement

Paris, 5 October 2006 - Atos Worldline, an Atos Origin Company, announces the signature of a three-year contract with Euronext. As a long-standing client of Atos Origin, Euronext will be entrusting Atos Worldline with the hosting, operating and technical maintenance of its web sites aimed at both members of the public and professionals as well as with its corporate intranet. Euronext aims at responding to increases in traffic volumes and optimising its operating costs.

Euronext was searching for a service provider to support it in the deployment of its Internet services and help it to cope with the increase in traffic volumes across its web sites, which have registered a 40% increase in pages viewed since the end of 2005.

As a long-standing client of the Atos Origin group, Euronext selected Atos Worldline to manage the hosting of all its web sites on a dedicated platform, as well as their running. Previously, Atos Worldline took charge of supervising Euronext Internet sites during their migration onto its technology platform. The complexity of this project consisted in completely recreating an entire platform and migrating its data securely in a very short time-scale, while ensuring continuity of service in the meantime.

"Atos Worldline was able to meet our requirements in terms of service quality and continuity and also in terms of operating costs optimization. The expertise of our partner in dedicated hosting and its ability to consistently meet the requirements and expectations of strategic players in the operation and maintenance of their web sites, will enable us to face the major increase in traffic volumes across our web sites and meet our targets for the growth of our Internet-based services" said Gilles Tréhin, in charge of Internet infrastructures at Euronext.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,600 employees in Europe and has an annual turnover of €400 million.

Atos Origin

About Euronext

Euronext, the first pan-European exchange, results from the September 2000 merger of equity and derivatives markets in Amsterdam, Brussels and Paris. BVLP, the Portuguese exchange and LIFFE, the international derivatives exchange, joined Euronext in 2002. Euronext offers services that include listing of financial instruments, trading in securities and derivatives, data dissemination and IT support. Measured by value and number of trades processed through its central order book, Euronext is the largest cash equity market in Europe. Euronext.liffe, the derivatives business of Euronext, is Europe's second largest derivatives exchange by volume and the value of listing. www.euronext.com

Atos Origin Press Contact:
Emilie Moreau
Tel: +33 1 55 91 24 74
Email : emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin's Global Competence Center in Belgium receives SAP Certification for its consultancy expertise

Paris/Zaventem, 5 October 2006 - Atos Origin, the international IT services provider, has received SAP CCC (Customer Competence Center) certification for its Global Competence Center in Belgium. The certification bears witness to Atos Origin's proven SAP® application expertise in its consultancy activities and effective support for customer queries.

SAP certifies Customer Competence Centres which have achieved a sound level of quality according to the standards set by SAP. The certification covers internal procedures, internal organisation and the quality of the services offered.

Atos Origin's SAP CCC certification relates to the consultancy activities offered via the Competence Center from Zaventem (in Belgium). These consist of strategic consultancy activities, supplied by specialist SAP consultants from this Competence Center who make their certified expertise available to SAP's worldwide clients. Using their knowledge and know-how, they contribute to reducing calls and provide SAP with feedback about the services and support provided.

Gary Dunn, Global Alliance Director SAP at Atos Origin says: "This certification underlines the know-how and experience of the people in our Competence Center, and also shows the prominent position we have on the consultancy market in this area. It provides clients who are considering contracting out their SAP applications maintenance in the form of outsourcing, with a solid guarantee. We're extremely satisfied that Atos Origin, as one of the main outsourcing organisations in Europe, is able to offer its clients the best service and a guarantee of this nature."

Atos Origin has more than 20 years of experience with SAP applications and is a SAP Global Services Partner, a SAP Global Hosting Partner, a member of the SAP NetWeaver® Partnership Initiative and a member of the Enterprise SOA adoption program. Atos Origin has more than 4,400 SAP application consultants worldwide and SAP certified data centres in all geographical regions. The group was a recipient of the prestigious 2006 Global SAP Pinnacle Award and two 2006 SAP Partner awards.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Origin

For more information, please contact:

Christelle Colin
+ 32 2 690 2604
christelle.colin@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin offers banks the processing of instalment credit for the first time on the German market

Frankfurt/Main, 9 October 2006 - Atos Worldline, an Atos Origin Company, is the first service provider on the German market to offer banks the processing of instalment credits for credit cards. Through this new credit option, banks can now increase the profits per card and further expand their instalment volumes. This new functionality has been developed in cooperation with Atos Worldline bank partners and will be first implemented at Landesbank Berlin AG.

Instalment credit by credit card is mainly designed for the financing of medium to large expenditures such as car repairs or new purchases via an existing credit card account. The instalment credit periods and the monthly rate levels are fixed.

Implementing credit drawdown

The credit can either be carried out:

- through the transfer of the credit amount to the customer's current account,
- through the settling of the current account balance on the credit card account,
- through the settling of part of the current account balance or a single card transaction by the customer.

A fixed instalment amount can be calculated online, i.e. either on the basis of the instalment amount or on the period of credit suggested by the cardholder.

Credit processing

Instalment credit is processed through Atos Worldline card management system's new instalment function. Unlike instalment payments under revolving credit, the "Instalment Credit" solution extends the use of credit cards to further transactions in accordance with the credit limit fixed, even after the limit has been reached (optionally). The corresponding amount paid per credit card is subsequently converted into an instalment credit by calling the cardholder service - or in the future by the cardholder himself using the Atos Worldline SEMPRIS®web solution. This enables several instalment credits with different payment plans to be mapped per credit card account in the Atos Worldline card management system. Thanks to the multi-layered design of the extended credit, banks additionally benefit from further individual configuration possibilities. In this way, for example, they can control the risk over the limit, over different amortisation schedules or a comprehensive report.

According to Peter Vesco, Business Unit Manager, Banking & Finance International, at Atos Worldline, "*The major advantage of instalment credit for credit cards is that it removes the need for a lengthy procedure in terms of checking and granting credit. Furthermore, an instant credit decision and credit allocation are possible, not only over the Internet but also at the point of sale, on the basis of the available credit limit on the card account. With Atos Worldline's "Instalment Credit" solution, banks can thus considerably increase the current profits per account.*"

Atos Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,600 employees in Europe and has an annual turnover of €400 million.

Further information
Anja Müller
Tel.: +49 069 6657-1401
anja.mueller@atosorigin.com

Emilie Moreau
Tel : +33 1 55 91 24 74
emilie.moreau@atosorigin.com

PRESS RELEASE

Thomas Cook and Atos Origin increase speed of booking for HST city hopping

Faster processing gives traveller real-time confirmation of reservation

Zaventem, 9 October 2006 - Atos Origin, an international IT services supplier, and tour operator Thomas Cook Belgium are making reservations for city hopping to London, Paris and Amsterdam by high speed train (HST) quicker and more efficient. From now on, all reservations are made in real-time and the client will no longer have to wait for confirmation from the tour operator or the Belgian railway company NMBS.

Tour operator Thomas Cook has recently started working with an updated system for booking HST trips to London, Paris and Amsterdam, and it's producing considerable benefits. Previously, a reservation for an HST ticket was booked in Thomas Cook's central system. This reservation request was then transferred to the system of Rail 1, NMBS's distribution organisation, to check the actual availability. With Thomas Cook's new system, any travel agent can inform the client about the available capacity in real-time. So the client knows immediately whether he can book a city trip based on his requirements.

A joint project team was set up, led by Thomas Cook Belgium, consisting of staff from Thomas Cook and Atos Origin. Atos Origin has a working relationship with Thomas Cook of close to 10 years, and has extensive knowledge and expertise with regard to the relevant and specific nodes at the tour operator. Based on a thorough analysis, the back-office systems were adapted and a Java application was developed for smooth communication between Thomas Cook's mainframe system and Rail 1's web services. These adaptations also accelerate and simplify a number of procedures such as the automatic processing of train tickets, which no longer have to be sent manually.

"Thanks to the innovations which have been made to the city hopping product, the travel agent can confirm immediately to his client whether his trip can proceed", says Joost Devos, project manager at Thomas Cook Belgium. "Not only do the adjustments to the system offer advantages for travellers, our travel agents and internal staff will also share in the benefits. The system operates more efficient because unnecessary stages have been eliminated and there's less manual work to do. This results in savings on time and costs for the staff. We're very happy about the project and this partnership with Atos Origin."

"Time-to-market, business efficiency and cost savings are key concepts in the current economic situation," says Tonny Vanderhoven, Director Consulting & Systems Integration at Atos Origin in Belux. "This is exactly what our improvements to the reservations module, in collaboration with the people at Thomas Cook Belgium, aim to achieve. The new system will deliver great benefits for the staff, the travel agents and the clients of Thomas Cook."

The updated system was delivered in July 2006. IT specialists from Thomas Cook Belgium and from Atos Origin worked together on this project to get the desired result. Numerous

employees in the tour operator's distribution division, like thousands of travellers, will from now on be able to enjoy the benefits of Thomas Cook Belgium's improved reservation system.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Thomas Cook
Thomas Cook Belgium nv, the market leader in the Belgian travel industry, arranges holidays for 1.6m Belgians each year, and distributes the Thomas Cook, Pegase and Neckermann brands.
Its own airline Thomas Cook Airlines Belgium provides holiday flights to all destinations on the Mediterranean.
www.neckermann.be - www.thomascook.be - www.thomascookairlines.com - www.pegase.be

For more information:

Christelle Colin
+32 2 690 26 04
christelle.colin@atosorigin.com

Caroline Crouch
+ 44 20 7830 4233
caroline.crouch@atosorign.com

Atos Origin

PRESS RELEASE

Atos Origin and EMC sign global alliance for joint solutions in information lifecycle management

Paris, 11 October 2006 - Atos Origin, an international IT services company, and EMC, the world leader in information management and storage, have signed a global alliance to jointly offer innovative state-of-the-art solutions in the field of information lifecycle management. Under the alliance, solutions will be designed to enhance productivity and improve time-to-market to customers, delivered to optimise business and technical effectiveness and, where appropriate, run as a managed service. Both companies will collaborate on providing training, marketing and sales activities around a set of joint solutions in high demand and emerging areas.

The key objectives of this global agreement are to extend the drive towards enhanced customer value and reach further existing, as well as new, customers with the two organisation's respective solutions, technology, software and services.

David Goulden, EVP Customer Operations, at EMC stated: "Information is the heart of the global enterprise. Many organizations are looking for effective ways to leverage information and work with global players such as Atos Origin. This global alliance is a natural extension of a long-term relationship both as an alliance partner and a major customer, enabling us to offer our market leading solutions to a far broader market."

Xavier Flinois, EVP and Management Board Member at Atos Origin, added: "We have worked with EMC over a number of years in all areas of our design, build and run operations. By combining our services expertise with EMC's state-of-the-art products, we can offer our clients significant added value for their information management lifecycle initiatives, including storage, enterprise content management, security and virtualisation in the infrastructure, workplace and the solutions space."

Atos Origin's revenue in the enterprise content management domain has increased by more than 30% last year and implements software as a full-range service, providing the overall spectrum of services and skills required. These solutions offer an effective tool for international organizations to share the right information, quickly and efficiently.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About EMC
EMC Corporation (NYSE:EMC) is the world leader in products, services and solutions for information storage and management that help organizations extract the maximum value from their information, at the lowest total cost, across every point in the information lifecycle. Information about EMC's products and services can be found at www.EMC.com.

For further information:
Atos Origin
José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin selected as prime technology partner of the Rio 2007 XV Pan American Games

Atos Origin selected to head the Pan American Games technology services on account of its wide experience with sporting events

Sao Paulo, 11 October 2006 - Atos Origin, a leading international information technology services provider was selected by the Ministry of Sports and by SEPAN (Pan American Games Office) as the technlogy services provider for the XV Pan American Games, which will take place in Rio de Janeiro between the 13th and 29th of July 2007. The agreement also includes the Para-Pan American Games for disabled athletes, which will take place between the 12th and 19th of August 2007.

This project which will start at the beginning of October covers the complete IT solution for the Games:

- Systems – back office, planning, accreditation, volunteers management, capture and distribution of the competition results, media information system ...
- Infrastructure - all the necessary hardware, local networking, IT facilities (PC factory, test lab, helpdesk, ...)
- Services - project management, business process consulting, systems integration, deployment, operation support and IT security.

"This is a challenging project which marks Atos Origin's 15th anniversary in Brazil. The 25 days of duration of the event require first class planning, execution, and technological and systems knowledge. There will be no second chance for corrections. We are very confident because we can rely on a team with experienced Brazilian team members who have participated in previous sports events. This team will be headed by Montserrat Guardia, Chief Operations Officer (COO) of Atos Origin Brazil, who worked in several Olympic Games, including Athens 2004 and Torino 2006. We are ready," states Sérgio Bartoletti, Chief Executive Officer (CEO) of Atos Origin Latin America.

Some Pan American Games figures:

- 44 competition venues
- 44 disciplines
- 5.500 athletes
- 3.000 members of the press
- 15.000 volunteers

Since 1989, the Atos Origin Major Events unit is exclusively dedicated to the provision of IT solutions and services to large-scale events and international bodies, carrying its experiences and know-how from one event to another. The business unit aims to share its experience with sporting and non-sporting event organizers, and link this to specialist consulting, project management, systems integration, systems management, and the

provision of software solutions.
Atos Origin has been contracted by the International Olympic Committee (IOC) to deliver IT for the Games of Salt Lake City in 2002 (operated as SchlumbergerSema), Athens 2004, Torino 2006, Beijing 2008, Vancouver 2010 and London 2012.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries.

In Brazil, Atos Origin employs 2.000 persons, focused on design, build and operations of technology solutions and in 2006 celebrates its 15th anniversary.

Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press contacts:
Hill & Knowlton Brazil
Ana Lúcia Brecco
Tel: +55 11 5503 2878
Cel: +55 11 9600-6157
abrecco@hillandknowlton.com9600-61579600-6157

Atos Origin Brasil
Patricia Grilli
Tel: +55 11 2183-2015
patricia.grilli@atosorigin.com

Atos Origin Global
Anne-Marie Capilla
Tel: + 33 (0)1 55 91 20 52
anne-marie.capilla@atosorigin.com

Atos Origin

PRESS RELEASE

Oracle and Atos Origin implement new student information system at universities and colleges

Administration for more than 30 percent of Dutch students in higher education performed via Oracle's PeopleSoft Campus Solutions

Utrecht, 18 October 2006 - SaNS, a cooperation between five institutions for higher education, has chosen PeopleSoft Campus Solutions from Oracle, which gives these institutions access to an advanced solution for automated student administration. Atos Origin is supporting and supervising the implementation of the software package.

The new system administers and processes all the information about participants in education and education itself. The administrative duties include the registration of students, drawing up study plans, planning and support for students in advancing their studies. Tying in well with changing legislation and new developments - such as "learning rights", the electronic learning environment, the rapid growth in the number of non-regular students and the offering of flexible educational programmes - is an important condition which Campus Solutions fulfils.

Oracle's PeopleSoft Campus Solutions
Following a comprehensive selection procedure, SaNS has chosen Oracle's PeopleSoft Campus Solutions implemented by Atos Origin. Both parties offer the required continuity and have extensive experience in the educational sector. In addition, with tailoring, PeopleSoft Campus Solutions fulfils most functional requirements, and it is possible to comply with new regulations and to support different disciplines, educational models and types of students simultaneously.

An important precondition for a successful introduction and thereafter the efficient management of Campus Solutions is the Expertise Centre to be set up by SaNS. This Expertise Centre is targeted at achieving synergy benefits in the area of the use and management of PeopleSoft Campus Solutions. The parties involved are working together on the development of a template, an organised system with organised processes, which act as a basis for the introduction of PeopleSoft Campus Solutions for each institution. The template phase for the registration process for students has recently been completed. This template will also be able to be used in the future for other educational organisations which wish to utilise the benefits of this cooperation.

"With PeopleSoft Campus Solutions, it will soon be possible to track more than 400,000 Dutch students and pupils – spread across a number of institutions for continued education, vocational and adult education and higher education", according to Peter Bavinck, Account Manager of Education for Oracle. "This not only illustrates the power of this solution, but also offers opportunities to support the provision of information between institutions for a continuous line of learning. This is a route which has already been taken

within Dutch education, with initiatives like Studielink (www.studielink.nl) and ELDvo, Electronic Learning Dossier for continued education (www.eldvo.nl)."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About SaNS
SaNS stands for Samenwerking Nieuw Studenteninformatiesysteem (New student information system cooperation). It is a cooperation between Leiden University, the University of Tilburg, Radboud University Nijmegen and the University of Amsterdam together with the Hogeschool van Amsterdam college. SURF is facilitating the cooperation and has a role in the development of the expertise centre. SaNS, with a combined student population of more than 100,000 students, has set itself the objective of leading the way in the area of education information systems. The SaNS cooperation is targeting the combined purchase of software and services, the setting up of an expertise centre and coordination of consistency in the organisation of the system.

About Oracle
Oracle is the world's largest supplier of business software. For more information: www.oracle.com.

Trademarks
Oracle, JD Edwards, PeopleSoft and Siebel are registered trademarks of Oracle Corporation and/or its affiliates. Other names may be trademarks of their respective owners.

For more information:

Whizpr for Oracle
Monique Potters/Yvon Reitsma
+ 31 317 410 483
oracle@whizpr.nl

Atos Origin
Marianne Hewlett
+ 31 30 299 50 06
marianne.hewlett@atosorigin.com

Atos Origin
José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin

Atos Origin

PRESS RELEASE

Atos Origin implements a virtual trading platform for the Gas market

Essen, 19 October 2006 - Atos Origin has been chosen by E.ON Gastransport, Germany's leading gas network operator, to support it with the IT implementation of virtual trading points. A virtual trading platform has been integrated by Atos Origin into E.ON Gastransport's web portal in just three months, and will enable customers to carry out short-term online transactions.

All the processes required for reliable operation of the platform were successfully modelled, and the system was ready on time and has been available since the start of the new gas financial year on 1 October 2006.

At the virtual trading points (VTPs), customers will in future be able to carry out short-term online transactions (title transfers) via E.ON Gastransport's web portal. To achieve this, Atos Origin first of all expanded the modular web-based platform it had developed for the gas business, the "World Energy Market" (WEM), by incorporating the element of VTP transactions. The new WEM-VTP module includes all the gas trade processes, from logistical questions through to communicating with the customer's system. ACTIS Integration Manager, also provided by Atos Origin, supports the electronic exchange of data via the Edig@s system.

"*The open configuration of the WEM-VTP solution played a significant role in contributing to the successful integration into the E.ON Gastransport system in just 3 months, as it was possible to easily adapt new processes by means of configuration*", explains Tobias Messer, Solution Architect of the World Energy Market Platform from Atos Origin.

Atos Origin thus strengthens its leading market position in the field of IT solutions for the gas and energy sector: the company has already provided support for other well-known market participants such as the international gas suppliers GasTerra B.V. and ETM Erdgas-Transport-Management GmbH – a joint subsidiary of several German gas suppliers – in adapting its range of services to the requirements of the new network access model.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press contact:
Katrin Morhenne
Tel: +49 (0)201 4305 9267
Email: katrin.morhenne@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin and GlobeRanger start implementation of innovative RFID solution at FloraHolland

Real-time tracking system for international horticultural company to accelerate time-to-market and improve efficiency

Paris, Richardson (US), 19 October 2006 - Atos Origin and GlobeRanger, the leading provider of Radio Frequency Identification (RFID), mobility and sensor-based software solutions, today announced a strategic partnership that will offer innovative RFID services to the market. FloraHolland, the largest flower auction company in the world, is the first customer where their joint RFID solution is implemented.

FloraHolland is a co-operation of flower and plant growers worldwide that had a turnover of over 2 billion Euros in 2005. Each day approximately 4,000 buyers (dealers and exporters) from around the world purchase fresh flowers in its international trade center, using 26 auction clocks online or using FloraHolland's direct sales force. FloraHolland houses flowers from approximately 7,000 growers worldwide. FloraHolland is a warehouse that is about the size of 100 football fields and one of the largest commercial warehouses in Europe. During the daily auctions, more than 100.000 trolleys of flowers are constantly being moved from one location to another for selling and shipping to the world wide customers.

Atos Origin's implementation of GlobeRanger's iMotion solution for FloraHolland applies RFID technology to capture location data of flowers in moving trolleys, as well as to make this information available instantly for the auction's IT systems, and employees. RFID makes it possible to log all movements of every individual trolley and control the process. The trolleys and tractors have RFID tags and there are RFID loops embedded in the floor. DL Tech is the supplier of RFID readers and tags that allow identification and direction of tractors and trolleys on the complex.

Hans Uithol, CIO of FloraHolland, said: "State of the art RFID enabled information technology means that we can considerably improve the service to our customers. Our RFID-enabled park is growing rapidly, currently using more than 250 devices. It is vital that we have a reliable control infrastructure to manage it. The pilot implementation by Atos Origin of the GlobeRanger solution has already proven to be successful and this phase of the implementation has been finalized in-time and in-budget."

Atos Origin

Erik Cramer, Director Global RFID Program for Atos Origin, said: "For a complex RFID implementation, with many devices and combinations of RFID and barcodes, a scaleable RFID infrastructure is critical to realize a return on investment. Atos Origin chose GlobeRanger's solution because it is flexible, reliable and scaleable and it has excellent visual simulation facilities for rapid development and stress tests."

Bob DiLoreto, VP of Business Development for GlobeRanger said: "Our iMotion EdgeWare platform, iMotion, serves as the foundation for Atos Origin to rapidly develop, deploy, and manage new RFID- and sensor-based application solutions. It provides the critical infrastructure layer for managing devices, networks, data and processes at the edge of the enterprise, enabling real-time response."

About FloraHolland

FloraHolland is a leading international expertise and trade center for ornamental plants and horticultural products. Every day the products for sales markets like Europe and U.S.A. are supplied by a large amount of growers from The Netherlands, Europe, Africa, Israel, South America and Asia. FloraHolland has five locations in the Netherlands, being Naaldwijk, Rijnsburg, Bleiswijk, Venlo and Eelde. For more information: www.floraholland.com or www.floraholland.nl

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About GlobeRanger

GlobeRanger is the leading provider of RFID, mobility and sensor-based software solutions. Its innovative Edgeware™ platform, iMotion™, provides the critical infrastructure layer for managing devices, networks, data and processes at the edge of the enterprise, enabling real-time response. iMotion serves as the foundation for GlobeRanger and its partners to rapidly develop, deploy and manage edge solutions. Founded in 1999, GlobeRanger is headquartered in Richardson, Texas. For more information, visit: www.globeranger.com

GlobeRanger, iMotion, and Edgeware are Trademarks of GlobeRanger Corporation.

Atos Origin

For more information, please contact:

Atos Origin
José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

GlobeRanger
Michael J. Becker
+ 1 469 330 5526
mbecker@globeranger.com

Atos Origin

PRESS RELEASE

Press Release 19th October 2006

Paris, 19 October 2006 - Following suppositions relative to discussions on a potential takeover of Atos Origin, which certain media are reporting, the Company wishes to clarify the fact that it is frequently subject to contacts with both industrial companies and equity funds, and that there are currently no active discussions which could be considered an agreement or justify any announcement.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5 billion and it employs over 46,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33, marie-tatiana.collombert@atosorigin.com

Contact for Investors:
Virginia Jeanson, Tel: +33 (0) 1 55 91 26 32, virginia.jeanson@atosorigin.com
Bertrand Labonde, Tel : +33 (0) 1 5591 24 45, bertrand.labonde@atosorigin.com

Atos Origin

PRESS RELEASE

Roll-Out of AVANTIX™ Mobile Completed in Less than Eight Months Across Five Train Operating Companies

The Atos Origin 'next generation' mobile ticketing solution, AVANTIX Mobile, provides quick and easy ticketing on the move

London, 23 October 2006 - Atos Origin, a leading IT services company, today announced that AVANTIX Mobile has been implemented across Northern; London and South Eastern Railways; First TransPennine Express; Southern and Arriva Trains Wales. The delivery of over 1,000 devices at more than 50 locations was completed less than eight months after the initial contract was awarded. The machines are now in revenue-earning service with all the participating train operators. This initial project is now being followed by the rollout of a further 560 units for three more train operators.

AVANTIX Mobile, the Atos Origin 'next generation' mobile ticketing solution, is the number one mobile ticketing solution for the UK rail industry, with over 90% of the market share. It provides quick and easy ticketing on the move for tickets from anywhere to anywhere, as well as providing train staff with fast, easy access to up-to-date fare and timetable information.

"Thanks to the strong co-operation and collaboration between ATOC, Atos Origin and the five train operating companies, the development to implementation has gone well," said Don Jary, Project Manager at Northern (currently the operator of the largest number of new machines). "Atos Origin has demonstrated a good understanding of rail ticket retailing, the ability to effectively integrate established and emerging technology, as well as demonstrating flexibility and strong project management expertise to deliver five separate contracts simultaneously to the same deadline."

To ensure that customers get long-term benefit from their investment, Atos Origin has a committed development programme for AVANTIX Mobile. Recent enhancements have included the incorporation of a faster, more robust PDA (handheld computer); a Bluetooth-enabled PIN pad to handle Chip & PIN transactions and built-in printer for credit card receipts and travel itinerary information.

"AVANTIX Mobile is now well established as the leading mobile ticketing solution in the rail industry, assisting train and station staff to perform their duties more effectively helping to provide improved service to their customers," said Lee Hewett at Atos Origin. "Looking ahead we see mobile solutions playing an ever-increasing role in further improving the efficiency of the transportation workforce."

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.5 billion

and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext, Atos Worldline and Atos Consulting.

For more information, contact:

Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.co

Atos Origin

PRESS RELEASE

Atos Origin showcases its innovative card and identification solutions at Cartes 2006 Exhibition in Paris

21st edition of Cartes 2006 from November 7th to 9th, 2006 Parc des Expositions de Villepinte-Paris

Paris, 23 October 2006 - Atos Worldline, an Atos Origin Company, will participate at the international Cartes 2006 event, the World N°1 Exhibition for smart cards and identification. Atos Worldline will showcase its entire range of Card Management services and solutions, with a focus on the challenges and innovations around the card convergence, online payment and services.

Atos Worldline will showcase on Booth 3G037 the latest innovations of its European solutions : Worldline Pay payment platform, Worldline Loyalty solution, its fully integrated point of sale solutions, and electronic solutions for the oil industry.

A specific focus will be made on the Health sector with the deployment project of the French Personal Medical Record and the solution provided by Atos Worldline.

A dedicated Research & Development «lab» on the Booth will present Atos Worldline latest research developments in secure payment by mobile (NFC technology), the use of smart card for strong authentication on PC or email encryption, biometric recognition and shared management of digital identities.

On Thursday 9 November, Atos Worldline will host a conference on the theme of Gift Card and its applications in the French Retail Industry :

"From prepaid cards to Gift cards at Casino Group"
Joël Langlais, Marketing Manager for Markets, Atos Worldline & Philippe Harrois, Marketing E-payment Project Manager for Group Casino.

> C15 – Loyalty and Gift cards – Thursday 9 November 2006 – 14h00/14h30

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,600 employees in Europe and has an annual turnover of €400 million.

Press Contact
Emilie Moreau - Tel: +33 1 55 91 24 74 - emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin chosen by Castorama Italia to implement LucyStar Document Management solution

Milan, 23 October 2006 - The Italian subsidiary of Castorama has chosen Atos Origin to support the deployment of its European reference project “Smart Invoice Processing”. In order to simplify Castorama Italia’s supply management system and boost its efficiency, Atos Origin is in charge of the redesign of the process and operational flows and of the implementation of the LucyStar Document Management solution developed by IDOQ Management.

Castorama Italia is part of British group Kingfisher plc, the biggest European group and third-largest group worldwide in the DIY, decoration, gardening and building retail sector with an extensive network of 660 stores. Kingfisher plc is listed on the London and Paris stock market. In Italy, Castorama is the leading store across the country with 27 sales outlets employing 2,500 staff.

The company is pursuing a strong development strategy that plans to double the number of stores in Italy over the next seven years. The growth objectives of Castorama, which offers a range of 50,000 products divided into five sectors plus a customer services department, also require a programme to simplify the company’s supplies management system, as well as make it more efficient.

Castorama Italia selected Atos Origin to support the deployment of its “Smart Invoice Processing project”, and implement LucyStar automated document management solution in the Group’s stores. The invoice processing phase is an area with significant savings potential: from the generation of invoices to suppliers and their reception to the processing and substitute filing system, thus enabling Castorama Italia to reduce costs, guarantee a better time management and efficient and timely tracking of information.

“The automation of acquisition and substitute archiving operations will enable Castorama to focus on its core business,” says Tina Tempesta, Administrative and Financial Director at Castorama.

"The collaboration developed with Castorama confirms the valid role Atos Origin has in Enterprise Content Management," says Maurizio Zotti, Industry Director of Atos Origin in Italy. "We already have several projects underway and our orders have increased significantly in a context of a positive software market trend in ECM with an increase of more than 10%".

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information

Atos Origin

Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About IDOQ Management
The company produces, sells and implements the automated document flow system LUCYStar. The product suite is the leader on the multi-format document and data capture market. The main customers include national and international companies in both the public and private domains. The solution integrates with the principal ERP systems available on the market. IDOQ includes an important R&D division and is underpinned by a consolidated network of partners, namely universities and research centres. IDOQ Management sells its LUCYStar solution directly or via partnerships with international service providers. For more information visit www.idoq.it

Atos Origin Press Contacts:

Paola Sinigaglia
Tel. +39 (0)2 66722209
paola.sinigaglia@atosorigin.com

Emilie Moreau
+33 1 55 91 24 74
emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

DCA signs new IT contracts

London, 24 October 2006 - Alex Allan, Permanent Secretary at the Department for Constitutional Affairs (DCA) has signed two new major IT contracts with Atos Origin and LogicaCMG. These contracts are forecast to deliver cost savings of more than £100m over the next seven years on comparable IT services and will ensure more efficient, effective and joined up services to DCA clients and staff.

The contracts, which together are initially worth in excess of £500m over the seven year period, will consolidate and replace current infrastructure and application contracts as they expire.

Award of the infrastructure contract to Atos Origin and the applications contract to LogicaCMG comes at the end of a two-year competitive procurement process. The process commenced with consultation between the Office for Government Commerce (OGC), the DCA and the IT industry through the Intellect Concept Viability Forum and was intended to deliver the best possible commercial agreement for all parties involved.

The new contracts are based on the latest relevant OGC model contracts, which have been developed to capture best practice from pan-Government IT contracting. The model contracts were developed in certain areas to reflect the specific needs of the DCA such as recognising the multi-supplier environment.

Alex Allan said:

"The DCA now has first class contracts in place with world class suppliers selected to deliver them. The DCA is looking forward to working together with Atos Origin and LogicaCMG to deliver a modernised IT service and clear benefits to the tax payer, general public and Departmental staff."

Management Board Member & CEO of Atos Origin UK, N. America & Asia Pacific, Xavier Flinois said:

"We are pleased to have been awarded such a prestigious contract to support the transformation of DCA's infrastructure. The procurement was tightly managed and gave us a clear understanding of what is required, including the risks, but also allowed us to focus on the benefits we will be able to help the Department realise."

LogicaCMG's UK Chief Executive, Guy Warren, added:

"The DCA DISC applications contract sits firmly within LogicaCMG's core competency of applications development and management and is the latest in a sequence of successful outsourcing contracts within our Public Sector business. The Department's modernisation strategy comprises much needed and worthwhile activity delivering improvements and

change in efficiency of operations and better impact for citizen and public services. We are looking forward to supporting the DCA during this period of transformation."

Notes to editors

1. The DISC Programme is a major procurement for the replacement of current DCA IT infrastructure and application contracts. The initial scope of the contracts does not include new applications or services, but does provide the framework that allows for future innovation and development. The Programme was designed to:

- Ensure continuity of services when existing contracts expire
- Procure a modern, flexible IT infrastructure and applications contract
- Deliver a single, common, IT infrastructure across the DCA
- Provide a stronger IT platform for delivery of current services and a more flexible base for modernisation
- Act as an enabler for the Department to exploit new technologies
- Provide significant savings on existing IT service costs

2. The DISC Programme is forecast to deliver cost savings of more than £100m net over the seven-year term assuming steady state. This equates to a net saving in excess of 15% over the current contracts on like-for-like services. This is a base cost and does not include future provision of new services.

3. The infrastructure contract awarded to Atos Origin is worth around £350m. It will provide a number of benefits including the rollout of a unified IT infrastructure across the whole Department allowing for more effective and efficient communication and improved service levels.

4. The applications contract awarded to LogicaCMG is worth around £150m. It will include the support, maintenance and development of existing applications and provide a flexible platform for modernisation.

5. The procurement strategy was developed in consultation with the IT industry and Office for Government Commerce via the Intellect Concept Viability Forum to ensure maximum attractiveness to the market and value for money.

6. About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:
Caroline Crouch
Tel: 020 7830 4233
Email: caroline.crouch@atosorigin.com

7. About LogicaCMG

LogicaCMG is a major international force in IT services. It employs around 40,000 people across 41 countries. LogicaCMG's focus is on enabling its customers to build and maintain leadership positions using LogicaCMG's deep industry knowledge and its track record for successful delivery. The company provides business consulting, systems integration and IT and business process outsourcing across diverse markets including the public sector, telecoms, financial services, energy and utilities, industry, distribution and transport. Headquartered in Europe, LogicaCMG is listed on both the London Stock Exchange and Euronext (Amsterdam) (LSE:LOG; Euronext:LOG) and traded on the Xternal List of the Nordic Exchange in Stockholm. More information is available at www.logicacmg.com.

For more information, please contact:
Pam Taylor
Tel: 07894 603910
Email: pam.taylor@logicacmg.com
Nicky Rich
Tel: 020 7446 5384
Email: nicky.rich@logicacmg.com

8. Photographs of the contract signature event are available from DCA press office. Contact Alfred Bacchus on 020 7210 1476.

RECEIVED
2007 JAN 15 A 11:40

Atos Origin

PRESS RELEASE

Atos Origin technology partner of La Tribune for its new Mobile Internet service

Paris, 26 October 2006 - Atos Worldline, an Atos Origin Company, has been selected by La Tribune to design, develop, host and operate on its technical platform its new Mobile Internet service « La Tribune Mobile ». This mobile version of La Tribune.fr offers readers of the daily newspaper an opportunity to find - even when they are on the move - a service ranging from the quick consultation of financial news and stock market prices to the management of personalised portfolios. This offer strengthens the paper´s position on the market of online financial information.

In order to expand its range of services with innovative offers, La Tribune is adapting its internet site www.latribune.fr to its users who are on the move by launching La Tribune Mobile with the technological support of Atos Worldline.
The services of La Tribune.fr are now accessible 24 hours a day, 7 days a week, from all operators and from all mobile telephones equipped with a Wap or i-mode connection. The user can consult the latest economic and financial information (articles produced and selected by the editors of "La Tribune", dispatches from the Reuters agency) and follow the stock exchange prices (Paris and international markets) as well as the performances of his own stock portfolios.

La Tribune entrusted Atos Worldline - technology partner of its internet site www.latribune.fr/bourse - with the design, development, operation and hosting of this new Mobile Internet service on its industrial platform. Atos Worldline developed a solution adapted to all mobile terminals and to the various invoicing systems set up by the telephone operators.

« The adaptation of the concept of our stock market site to our users who are on the move was notably guided by our determination to integrate into our range of online services differentiating use criteria, permitting La Tribune to strengthen its position on the highly competitive market of financial information » says Pascal Laroche, Multimedia Director of La Tribune. « We called on Atos Worldline at the very start of the project to give us advice on defining the needs. We then delegated to them the project management, its overall coordination and the hosting of the platform ».

About La Tribune.fr
A veritable reference with regard to economic and financial news on the Internet, La Tribune.fr offers continuously updated information thanks to an editorial staff composed of specialised journalists. The site covers in real time all of the fields of economic, financial and stock market news, on both the national and international levels. All the economic and financial news dealt with continuously every day; the evolution of shares on the various markets of the Paris Stock Exchange (SRD, first and second market, new market, free market, etc.), foreign stock exchanges, the indexes, the gold and raw materials markets, currency exchange rates, but also the top performers, supplemented by an analysis of the

session updated throughout the day, professional databases (the balance sheets, articles of association of the French companies of the sectors and the regions...). La Tribune.fr also offers services of personalisation and archiving of editorial content.
http://www.latribune.fr

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors . Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2600 employees in Europe and has an annual turnover of €400 million.

Atos Origin Press Contact
Emilie Moreau
Tel : 01 55 91 24 74
E-mail : emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin brings its expertise to movo, the first French service enabling individual customers to send and receive money with their mobile phone launched by the Caisse d´Epargne

Paris, 30 October 2006 - Atos Worldline, an Atos Origin Company, will be handling the introduction of *movo*, the first French solution, developed by the Caisse d´Epargne, for transferring money by SMS between individuals customers. Atos Worldline processes the flows on its technical platform and places at the disposal of the Caisse d´Epargne tools for managing the transactions, notably monitoring and security indicators.

This innovative service, offered exclusively to the customers of the Caisse d´Epargne, allows them to make a payment by SMS to the person of their choice from a mobile phone. With this service money transfers can be performed easily and quickly, 24/7.

The use of *movo* requires a simple prior registration on the site www.movo.fr. Customers with a Caisse d´Epargne current account and a bankers' card wanting to make a payment, then take out a subscription. The person receiving the funds simply needs to have a bank account at the Caisse d´Epargne or any other bank. Subsequently, *movo* will be offered to all bank account holders as a mobile payment solution between private individuals.

Within the framework of introducing this service, Atos Worldline is handling :

- The processing of the incoming data flows via SMS+ and IVR (Interactive Voice Response), on its technical platform developed and hosted specially for the Caisse d´Epargne,
- The management of the transfer process : the debiting of the issuer and the crediting of the beneficiary in a distributed and highly secure environment
- The supervision of the transfers with provision of piloting tools
- The interconnection to the mobile telephony operators

These works are being supervised and coordinated by GCE Newtec (a Groupe Caisse d´Epargne subsidiary).

At present this service uses SMS´s and an IVR as means of communication, and it will soon be extended to the WAP and iMode channels.

Implementing this service for the Caisse d´Epargne enables Atos Worldline to simultaneously combine its experience in mobility and its expertise in the processing of financial flows.

Atos Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,600 employees in Europe and has an annual turnover of €400 million.

About Caisse d´Epargne
With its 55 000 employees, Groupe Caisse d´Epargne is a benchmark player in all banking industry markets offering a comprehensive range of products and services for individual and corporate customers, local authorities and financial institutions. These activities are organized through two core business lines : commercial banking and investment banking. The creation of Natixis constitutes a new stage in its development.

Media contact Atos Origin
Emilie Moreau
Tel : 33 (0)1 55 91 24 74
Email : emilie.moreau@atosorigin.com

Media contact Caisse d'Epargne
Marc Cogrel
Tel : 33 (0)1 58 40 47 81
e-mail : presse@cnce.caisse-epargne.fr
www.groupe.caisse-epargne.com

Atos Origin

PRESS RELEASE

Atos Origin 2006 First 9 Months Revenues Announcement

9-Month Organic growth at +1.9%

Paris, 31 October 2006 - Atos Origin, a leading international information technology services provider, today announced that unaudited revenues for the nine months ended 30 September 2006 amounted to EUR 3,972 million, showing +1.9% organic increase on a constant scope and exchange rate basis.

Revenue Performance for 1st nine months
Reported Group revenues for the first 9 months ended 30 September 2006 were EUR 3,972 million, compared with EUR 4,019 million for the equivalent period last year. After adjusting for disposals, mainly Nordic and Middle East activities, for EUR 132 million, and at constant exchange rates, the Group generated organic growth of +1.9%, + 5.7% excluding the UK.

Euro Millions	9M 2006 revenues	9M 2005 revenues	% change
Revenues	**3,972**	**4,019**	**-1.2%**
Disposals		-132	
Exchange Rate impact		11	
Organic revenues growth (*)	**3,972**	**3,897**	**+1.9%**

(*) Organic growth at constant scope and exchange rates
The appendix to this statement provides an analysis of revenues by service line and geographic area for the 1st nine months and the 3rd quarter.

Revenue Performance for Q3 2006
The Third quarter has suffered from a further decline in revenues in the UK, falling below estimates. The action plan is being implemented but the results are taking longer to come through. On the other hand, as in the first two quarters of the year, the rest of the Group is generating growth of more than 5%. Revenues for the 3rd quarter 2006 ended 30 September 2006 amounted to EUR 1,276 million, down 1.3 %. After adjusting for disposals and exchange rate fluctuations, Q3 organic growth was -0.2%, of which -18% in the UK and +5.1% in the rest of the world.

In Q3 2006, **Consulting excluding the UK** was up 13.3% organically.

Double digit growth both in Q3 and on a nine months basis, has been achieved with strong growth in each country. The growth has been sustained by increased utilization rate and staff capacity.

In Q3 2006, **Systems Integration excluding the UK** organic growth was +4.1%.

In France, Germany and EMEA, generally, there was strong growth while the Netherlands declined by 2%. In Italy there was a slight decline due to the focus on executing the restructuring and reorganization plan. Growth in the period was due to better volumes, with prices remaining broadly stable.

In Q3 2006, **Managed Operations excluding the UK** organic growth reached +4.9%.

In France growth declined to +2%, as the Euronext.Liffe contract (booked in France) is now in the comparable figure for 2005 (starting in Q3 2005) as a result of a good level of fertilization on existing clients. In Netherlands revenues were up +7%, thanks to both strong business fertilization and new signatures coming into revenues. In Germany and Central Europe, activity remained good but with slower growth than previous quarters, while the pipeline includes several large opportunities.

In Q3 2006, the **UK activities** were down 18.1%. Half of the decline was due to the loss of the Metropolitan Police contract and the expected ramp down of the major MOD contract, as explained since the beginning of the year. The other half of the decline was generalized across all three service lines, with each one being down about 10%. This is due to the less favourable Euronext comparison, as expected, and weak short-term order entry in consulting and systems integration, delays in final negotiations on the key Systems Integration difficult contracts and postponement of a few projects into Q4.

Nevertheless, since September, contractual progress on new signatures in the UK has been good with final signatures amounting to EUR 1 billion from Government Gateway, Rail Settlement Plan, NHS Scotland, NFUM, and DCA infrastructure. The two regional NHS Diagnostics Centres are still in preferred bidder status but should be signed in the coming weeks.

Outlook for the remainder of 2006

As a consequence, 2006 organic revenue growth will be around +1.5%, or +4.5% excluding the UK.

The operating margin for the full year 2006 will be impacted by

- lower order-intake on short term new business in Consulting and Systems integration particularly in the UK,
- further delays in negotiations on some of the difficult contracts in the UK,
- effective disturbance caused by the focus on the Italian reorganization,
- higher attrition than expected, partly compensated by an intensive recruitment programme.
- Management Board changes

In light of the current situation, the decision has been taken to tighten the Top Management team and increase the areas of responsibility of Dominique Illien and Wilbert Kieboom.

The Management Board will be composed, as of today, of

- Bernard Bourigeaud, CEO, Chairman of the Management Board, taking also direct responsibility for Global Sales, Accounts and Markets as well as for the Olympic Games projects and Atos Euronext Market Solutions,
- Dominique Illien, responsible for France, Germany, Central Europe, Southern Europe, Mediterranean, Africa and South America, and for the Global Managed Operations service line,
- Wilbert Kieboom, responsible for the Netherlands, Belgium, Luxemburg, the UK, North America and Asia Pacific, for the Global Consulting & Systems Integration service lines, and for Marketing
- Eric Guilhou, CFO, responsible for all functions of the group.
- Xavier Flinois and Gianni Linari continue to report directly to Bernard Bourigeaud.

Beyond this evolution at Management Board level, Atos Origin Top Management is currently leading a review of the group's structure and organization, in order to further improve its organic growth capabilities and operational efficiency. The resulting transformation plan will be communicated in January 2007, together with the outlook for 2007.

We are confident that Atos Origin has the resources to continue to play an important role in the European IT Services space.

Next date
31 January 2007 Announcement of 2006 Q4 revenues

A conference call in English will be held at 10.30 am, CET time, to discuss these figures.
The call is accessible on www.atosorigin.com

Disclaimers

This document contains unaudited figures.

This document contains further forward-looking statements that involve risks and uncertainties concerning the Group's expected growth and profitability for the second half of the year 2006. Actual events or results may differ from those described in this document due to a number of risks and uncertainties that are described within the 2005 annual report filed with the Autorités des Marchés Financiers (AMF) on May 15th, 2006 as a Document de Référence under the registration number : D06-402.

Atos Origin

Glossary of terms used in the press release

External revenue. External revenue represents Atos Origin sales to third parties (excluding VAT, nil margin pass-through revenue).

Order entry / bookings. The total value of contracts (TCV), orders or amendments signed during a defined period. When an offer is won (contract signed), the total contract value is added to the backlog and the order entry is recognised.

Organic growth. Organic growth represents the % growth of a unit based on a constant scope and exchange rates basis.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33,
marie-tatiana.collombert@atosorigin.com

Contact for Investors:
Virginia Jeanson, Tel: +33 (0) 1 55 91 26 32, virginia.jeanson@atosorigin.com
Bertrand Labonde, Tel : +33 (0) 1 5591 24 45, bertrand.labonde@atosorigin.com

Atos Origin

ANALYSIS OF FIRST 9 MONTHS REPORTED REVENUE

By Service Line 9 months ended 30 September 2006

Euro Millions	2006	2005	% change	2005 organic (*)	% organic change (*)
Consulting	303	331	-8.4%	324	-6.5%
Systems Integration	1,653	1,654	-0.0%	1,607	+2.9%
Managed Operations	2,016	2,034	-0.9%	1,966	+2.5%
Total	**3,972**	**4,019**	**-1.2%**	**3,897**	**+1.9%**

(*) Organic growth at constant scope and exchange rates

By Geographic Region 9 months ended 30 September 2006

Euro Millions	2006	2005	% change	2005 organic (*)	% organic change (*)
France	1,201	1,107	+8.5%	1,107	+8.5%
United-Kingdom	776	874	-11.1%	874	-11.2%
The Netherlands	768	750	+2.4%	745	3.1%
Germany + Central Europe	436	412	+5.9%	412	+6.0%
Rest of EMEA	545	634	-14.0	507	+7.5%
Americas	146	142	+3.3%	149	-1.7%
Asia-Pacific	98	100	-2.0%	103	-4.5%
Total	**3,972**	**4,019**	**-1.2%**	**3,897**	**+1.9%**

(*) Organic growth at constant scope and exchange rates

Atos Origin

ANALYSIS OF 3rd QUARTER REPORTED REVENUE

By Service Line 3 months ended 30 September 2006

Euro Millions	2006	2005	% change	2005 organic (*)	% organic change (*)
Consulting	96	104	-7.1%	102	-5.7%
Systems Integration	523	519	+0.6%	513	+1.9%
Managed Operations	657	670	-2.0%	663	-0.9%
Total	**1,276**	**1,293**	**-1.3%**	**1,278**	**-0.2%**

(*) Organic growth at constant scope and exchange rates

By Geographic Region 3 months ended 30 September 2006

Euro Millions	2006	2005	% change	2005 organic (*)	% organic change (*)
France	392	376	+4.4%	376	+4.4%
United-Kingdom	235	286	-17.8%	287	-18.1%
The Netherlands	249	242	+3.0%	240	3.7%
Germany + Central Europe	147	139	+6.2%	138	+6.4%
Rest of EMEA	171	167	+2.2%	155	+10.3%
Americas	48	49	-2.0%	48	+1.1%
Asia-Pacific	34	35	-3.9%	35	-2.1%
Total	**1,276**	**1,293**	**-1.3%**	**1,278**	**-0.2%**

(*) Organic growth at constant scope and exchange rates

Atos Origin

PRESS RELEASE

Atos Origin French Market Leader in Application Management Services

Paris, 7 November 2006 - Atos Origin, a leading international IT services company, grew its application management (AM) revenue by 52% in 2005 to become the leading provider of AM services in France, according to a market report by Pierre Audoin Consultants (PAC). Published annually, the report identifies opportunities and ranks AM service providers to present IT decision-makers, investors and IT suppliers with an objective overview of current demand trends, market outlook, and AM contracts signed during the year.

"Atos Origin is doing well in the fast-growing applications management market, where DP models are becoming increasingly automated. The robust expansion of the company's AM business in recent years, which has outpaced the market as a whole, together with the significant AM component of its application management contract with Renault has propelled Atos Origin to the top of the French AM market," said Stanislas Collin, Consultant in charge of the Application Management 2006 France market report at Pierre Audoin Consultants.

In 2005, Atos Origin's AM business generated €220 million in revenue, up 52% on 2004. The significant increase was driven by the signature of new contracts, mainly in the manufacturing industry, and the renewal of numerous existing contracts in the telecom and public sectors. Package AM solutions for such suites as SAP, Oracle Applications and PeopleSoft, and the New Technologies solutions for Java, J2EE, and .Net also contributed to growth.

The AM business is part of the AtosTM Application Management offering, which aims to meet market needs by controlling and reducing costs, while guaranteeing and enhancing quality of service. The solutions are based on a distributed data processing model (front office, back office and single point of contact), process automation (processes, methods, tools, CMMI) and the right location for developments (onshore, nearshore, offshore).

"Atos Origin's strategic application management offering is coordinated worldwide, based on a single business model. When we offer to help our customers significantly lower costs while increasing the quality of their IT services, we commit to delivering guaranteed performance. We have a dense network of local service centers, as well as nine international development centers with Capability Maturity Model Integration (CMMI) certification, so that we can meet all of our customers' needs. CMMI certification reflects a long-term commitment to total quality management and constitutes a major competitive strength for Atos Origin," said Pascal Villemonteix, Atos Origin's Vice President, Application Management, France.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.
Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact: Anne de Beaumont - + 33 (0)1 55 91 24 15 - anne.debeaumont@atosorigin.com

About Pierre Audoin Consultants
Pierre Audoin Consultants (PAC) is a leading market research and strategic consulting firm for the information technology sector, with a focus on software, IT and telecommunications services. PAC offers customized market analysis and consulting services, as well as a range of off-the-shelf reports that cover both local and international markets. Through a wide range of solutions, PAC provides its clients with reliable information and comprehensive, result-oriented analyses of both local and global markets. PAC's competitive strength lies in its ability to combine a long-term view of the communications industry, thanks to unique models, and a constant presence in the field, communicating directly with suppliers and end-users. With technologies constantly changing, PAC has become an important partner for market leaders, helping them to develop and diversify.

Contact: Stanislas Collin - + 33 (0)1 56 56 63 31 – s.collin@pac-online.com

Atos Origin

PRESS RELEASE

Atos Origin and Systema: Strategic partnership to ensure better workflows management in hospitals using medical process assistant

Essen/Steyr, 10 November 2006 - Atos Origin, a leading international IT services company, and Systema, the market leader for hospital information systems in Austria, have entered into a cooperation agreement to improve workflows management in German hospitals through the implementation of a medical workflow solution based on the "medical process assistant" (mpa) and mySAP for healthcare. Through this solution, hospitals and clinic associations will benefit from a quicker access to patient information; plan treatment paths more efficiently ; and integrate technical applications and accounting systems more easily. Today, more than 15,000 users are already benefiting from this solution in Austrian hospitals.

"*In Systema and their mpa solution, we have found a competent partner for our activities in the healthcare sector. Systema offers a highly-integrated and user friendly solution, based on a modern software architecture for mySAP Healthcare, and manages all medical treatment processes with the required flexibility*" stated Frank Bagdahn, Sales Director Public & Healthcare at Atos Origin in Germany. "*Atos Origin is a partner for the hospitals in Germany for implementation projects as well as for IT support and services. The Group employs dedicated consultants with long-term experience in the healthcare sector.*"

To date, mpa software has primarily been used in Austrian clinics to improve workflow management, appointment planning, patient administration and clinical documentation. The medical process assistant can be easily integrated into German hospitals' existing SAP systems.

Atos Origin and Systema's cooperation will be presented at this year's MEDICA in Düsseldorf, the International Trade Fair dedicated to the medical sector from 15-18 November 2006. Present on Booth G06 - Hall 15, both companies will demonstrate the support mpa can provide in terms of optimal planning, treatments management and documentation while guaranteeing process quality. A live demo will be showcased to visitors to experience the seamless integration of mpa into mySAP for Healthcare.

About medical process assistant
The mpa system solution is the first integrated medical workflow solution that supports all medical and nursing treatment processes. Based on individually defined treatment paths, mpa provides medical staff with the flexibility to map their own processes and ideas in the system and not being bound by specifications from the software. Leading Austrian clinics use mpa to support medical and nursing processes within patient care. Launched in 2000, mpa is today deployed intensively by more than 15,000 users in daily clinical practice in tasks such as workflow management, appointment planning, the requesting of services in wards, patient administration and clinical documentation.

The mpa product is fully integrated with mySAP for Healthcare. mySAP ERP/mySAP for Healthcare form the administrative and operational backbone of Systema's hospital solutions. SAP's product range stretches from mySAP ERP for accounting, through solutions for logistics and supplies, to patient management using mySAP for Healthcare.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press contact:
Katrin Morhenne
Tel: +49 (0)201 4305 9267
email: katrin.morhenne@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin coordinates BEinGRID project launched to implement and deploy grid solutions across the European Industry

BEinGRID Project (Business Experiments in Grid) intends to move Grid technology from research to European industry

Madrid, November 13, 2006 - Atos Origin, an international information technology services company is the coordinator of the European project BEinGRID, Business Experiments in GRID, developed by 75 partners throughout Europe . This project runs 18 business experiments designed to implement and deploy Grid solutions in industrial key sectors (such as automotive, aeronautics, financial, pharmaceutical and media sector).

Each one of the eighteen business experiments is a real Grid pilot application focusing on specific business processes addressing current customer needs and requirements. The involvement of the end users and service providers in the pilots is considered crucial to derive successful case studies. By convincing the early adopters about the benefits of using these leading edge Grid technologies, the examples may support the transition from a research context to wide business adoption.

Grid technologies connect computers, data repositories, software programs, scientific instruments and other devices ; bringing together users around the world or from different businesses in a single and "virtual" enterprise in which users can share knowledge instantly and easily access and store shared data. Grid technology also gives users the chance to exploit the processing power of all the computers connected to the grid. This is a field where new business opportunities will arise in the information technology sector in the next years. It could change radically the way businesses work, how to do business, relations between people and definitively change society in the same way that email and the Internet did.

One objective of these experiments is to make up a repository to bring together components and best practices to support European businesses with the take-up of Grid. This project which started last June and will continue for the next three and half years receives financing within the IST priority of the European Union's 6th Framework Programme for Research and Technological Development (15.7 million euros).

"*The business experiments have been selected from different key sectors as the best candidates for being GRID success stories and we expect a tremendous business impact on the European ICT industry*" **says Mr. Diego Pavia, CEO of Atos Origin for Spain and Portugal**. He adds: "*Atos Origin keeps a solid commitment to research and innovation, and actively takes part, through its Atos Research & Innovation division, in numerous European projects, such as Orchestra, Esfors, Trustcom, Brein, Elegi, Akogrimo, Assessgrid, Gridcomp and Echogrid. Atos Origin is also a member of various technological platforms, such as NESSI, INES, ISI, eISI, NanoMedicine and NanoMed*".

In Spain, the project relies on participation of other organisations such as Ándago, Barcelona Supercomputer Center, GridSystems, Telefónica I+D and the Complutense University of Madrid.

According to Mateo Valero, Director of the Barcelona Supercomputing Center, "*The BEinGRID project is a clear attempt to transfer research results in Grid to an industrial use by businesses; one of BSC's objectives*".

"*Telefonica I+D participates in BEinGRID in activities related with new business models to facilitate the consolidation of Grid technology in European industry. It relies on its Grid experience acquired in previous projects in order to do this. Thus in these moments it forms part of a technical experiment whose objective is using Grid in modelling and use of new financial products*" **explains David Artuñedo, chief of Telefónica I+D real time communications.**

European Commissioner for Information Society and Media, Viviane Reding expressed no doubt about the advantages that Grid technologies can bring to the European *economy in the press release published by the European Commission during the public launch of 23 grid projects at the European Grid Technology Days celebrated in Brussels on September 19, "Grid and service-oriented architectures are enabling technologies for economy-wide productivity and growth. They will make today's information and communication technology infrastructures more flexible and agile, enabling businesses to adapt and innovate faster, so as to meet new needs*", she affirms.

For more information on BeinGrid project, please visit www.beingrid.eu

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:

Antonio Ferreiro
Tel: + 34 91 440 88 00
antonio.ferreiro@atosorigin.com

Anne-Marie Capilla
Tel: +33 1 55 91 20 52
anne-marie.capilla@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin Upgrades Alaska Communications Systems' mySAP® ERP 2005 SYSTEM

Atos Origin also handled original SAP implementation for ACS

Houston, USA, 15 November 2006 - Atos Origin, a leading international information technology (IT) services company, has completed a technical upgrade of the SAP system for Alaska Communications Systems (ACS) Group, Inc. (NASDAQ: ALSK). Under the contract, Atos Origin is also providing ACS, the leading integrated communications provider in Alaska, with ongoing system maintenance.

Atos Origin upgraded the ACS SAP 4.6b system to mySAP ERP (enterprise resource planning) 2005 (ECC 6.0). The eight-week upgrade followed the SAP Upgrade Roadmap, which includes the Blueprint, Realization, Final Preparation, and Go-live phases.

The transition to the new platform has been managed with the absolute minimum downtime and no unnecessary disruption to business. It represents one of the first upgrades of an SAP telecom customer to mySAP ERP 2005 since the software was generally released at the end of May.

"We are extremely excited to continue serving Alaska Communications Systems and fulfilling its SAP installation and support needs," said Angie Goodwin, vice president ERP services for Atos Origin North America. "The decision by ACS to again choose Atos Origin as its service provider clearly reflects the significant value that we bring to our clients across North America."

Powered by the NetWeaver® platform, mySAP ERP is a comprehensive software solution featuring leading analytics, financials, human capital management, operations and corporate services functionality. It provides ACS with a complete, reliable and flexible solution to improve internal processes, reporting, internal traceability, supply chain management and project management.

"We selected Atos Origin because of the wealth of previous experience that it is able to draw upon," said David Wilson, senior vice president and chief financial officer of ACS. "Their team understands the importance of migrating current functionality and customized features, especially those around FCC compliance, while enabling future functionality to support our business. Atos Origin is straightforward, easy to work with and conscientious — we experienced that the first time we worked with them and are having the same positive experience this time."

In addition to the upgrade, ACS has signed an outsourcing agreement with Atos Origin. As part of the expanded relationship, Atos Origin is transitioning SAP support for ACS to the Atos Origin Application Value Management service delivered from its office in Toronto. Atos Origin will also provide Basis support from its Dallas location.

Atos Origin

Earlier this year, Atos Origin was recognized by SAP for outstanding partnership, winning the SAP Pinnacle Award 2006 in the Global Hosting category. Atos Origin has 25 years of experience with SAP solutions and is an SAP global services partner, an SAP global hosting partner, a member of the SAP NetWeaver Partnership Initiative, a certified Powered by SAP NetWeaver solutions partner, and a leading member of the ESA Adoption program.

About Alaska Communications Systems
ACS is the leading integrated communications provider in Alaska, offering local telephone service, wireless, long distance, data, and Internet services to business and residential customers throughout Alaska. More information can be found on the company's website at www.acsalaska.com or at its investor site at www.alsk.com.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are $6.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Consulting, Atos Euronext Market Solutions and Atos Worldline.

Atos Origin Press Contacts:
Rose Sparks
Atos Origin
713-513-3271
rose.sparks@atosorigin.com

Dan Keeney, APR
DPK Public Relations
832-467-2904
dan@keeneypr.com

Atos Origin

PRESS RELEASE

Atos Origin sets up a Centre of Excellence in Madrid to develop Telecommunication Convergent Services

The centre, already comprising of over 100 experts, will provide its services to telecommunications operators

Madrid, 16 November 2006 - Atos Origin, the international IT services company, has inaugurated a Centre of Excellence in Madrid for the Development of Telecommunication Convergent Services. This Innovation, Research & Development Centre will provide support to global Telecommunications operators in the creation and roll-out of multimedia fixed-mobile convergent services.

Amongst convergence services to be developed at the centre, Atos Origin can list a range of services facilitating the implementation of a fully mobile office and, in general, a broad spectrum of services that can be used from fixed, mobile or hybrid terminals alike regardless of the convenience for, or the location of the residential or professional end user.

An additional important benefit is the ease in which services can be ported to the various global operators' subsidiaries, thus eliminating the technical complexity and significant costs traditionally linked to any cross border service portability.

Rafael Luis, Director of the Telecommunications Division at Atos Origin in Spain, explains: "The Excellence Centre is devised to facilitate the creation and international roll-out of convergence services by operators. With the experience amassed over the years thanks to our clients' trust in the telecom market, global operators can already enjoy our Centre for the creation of new services. Thanks to the use of last generation technologies and architectures, we provide telecommunication operators with the ability to rapidly and cost effectively create multimedia fixed-mobile convergent services for their customers."

Atos Origin's turnover in the telecoms industry is close to €1 billion. It delivers consulting (through Atos Consulting), systems integration and outsourcing expertise to 350 customers around the world, including major telecom operators in Europe such as France Telecom, KPN, Telecom Italia and Vodafone. Atos Origin has been active in the telecoms market for more than 20 years.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and

trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:

Antonio Ferreiro
Tel: + 34 91 440 88 00
antonio.ferreiro@atosorigin.com

Anne-Marie Capilla
Tel: +33 1 55 91 20 52
anne-marie.capilla@atosorigin.com

Atos Origin

PRESS RELEASE

Manchester Piccadilly NHS Walk-In Centre, run by Atos Origin, Celebrates First Anniversary

Manchester, UK, 17 November 2006 - Atos Origin, a major provider of managed medical services, announced today that the Manchester Piccadilly NHS Walk-In Centre celebrates its first anniversary. Since opening its doors a year ago today, more than 20,000 local residents and commuters have visited the Centre, the first to be run by an independent company, for treatment of minor injuries and ailments.

Located less than five minutes walk from Manchester Piccadilly train station and with average waiting times of less than half an hour, the Centre has proven to be an exceptionally convenient service with the number of visitors each day averaging over 100. Patient feedback has been extremely positive, with 96% of those completing satisfaction surveys rating the service as good or excellent.

Health Minister, Lord Warner said:

"I am delighted to see that this commuter walk-in centre is performing so well for patients as it reaches its first anniversary. In building these centres we have reacted to the public who told us they want advice and treatment available outside of core working hours and right on their doorstep.

"The high satisfaction rates and the large numbers who visit the centre every day show that this is a well run centre that is fulfilling the expectations of the patients who visit it. NHS walk-in centres have proved safe, effective and popular with around three million patients per year using the services across the country."

"The PCT has supported the development of the NHS Walk-in Centre from the beginning and its popularity has given greater choice and ease to local people and commuters," commented John Harrop, director of operations for the Manchester NHS Primary Care Trust.

The service is led by nurses with a range of qualifications and experience in both primary and emergency care. The clinical team also includes a General Practitioner. The centre is open from 7am to 7pm, Monday to Friday, for treatment of minor injuries and ailments such as cuts, sprains, aches, and advice on health, stopping smoking and more.

"Working alongside the Department of Health and the Primary Care Trust, we have had a successful first year at the Centre and are now looking forward to continuing to provide a professional and high quality service to NHS patients in Manchester," said Martin Lyne, NHS service delivery manager at Atos Origin.

Atos Origin was selected to deliver the Manchester Piccadilly NHS Walk-In Centre under a five-year contract awarded in October 2005. Atos Origin is responsible for managing the centre including refurbishment of the site, recruitment of healthcare professionals and the day to day running of the service.

Atos Origin is a unique service provider to the UK healthcare sector, providing occupational health, primary care, capability assessment and diagnostic services to more than two million people each year. Atos Origin also delivers IT programmes at the heart of the health service modernisation programme, increasing patient choice and improving the patient experience.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.5billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:
Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

NHSScotland announces a £300 million contract with the Atos Origin Alliance as the Information Management & Technology Support Services Partner

London, 21 November 2006 - A new £300 million contract, signed today by the Minister for Health and Community Care, Andy Kerr, will provide NHSScotland with end-to-end delivery of its principal IT services for the next 11 years.

The Minister will also open Atos Origin's new Data Centre in Livingston, a stable and highly secure environment, which will house NHSScotland's vital patient data.

NHS National Services Scotland (NSS), a non-departmental public body that works to support Scotland's health and frontline patient care by delivering essential national and regional services to NHSScotland, negotiated the national IT services contract with the Atos Origin Alliance.

The Atos Origin Alliance, comprising Atos Origin, BT, IBM and Sopra Newell & Budge, is a unique partnership created to provide NHSScotland with the strongest team possible to support the Scottish Health Service of the future. Together, the Atos Origin Alliance has the capability to fulfil a wide spectrum of NHS requirements and the capacity to resource complex large-scale IT projects.

Mr. Kerr, Minister for Health and Community Care said "Currently, most health information is stored on paper files that are kept in different places. The services provided in this contract will help prepare the health service for the future and ensure that patient records are stored in a secure electronic environment."

He added, "The Data Centre will enable secure access to patient information 24 hours a day, 365 days a year and add a new dimension to the healthcare that can be provided to patients. For example, if someone requires emergency treatment out with their health board area, clinicians will be able to quickly find out if the patient is on any medication or has suffered an adverse reaction to any medication in the past.

This magnificent facility will enable the safe and reliable sharing of information across the NHS in Scotland and will provide the basis for a truly integrated health service."

Professor Stuart Bain, Chief Executive of NHS National Services Scotland said "The IT services supplied under this contract will help provide NHSScotland with the information it needs to deliver effective healthcare, and the technology needed to deliver that information to the right person at the right time". He added, "This contract demonstrates NHSScotland's commitment to achieving best value for the delivery of its services".

The new Atos Origin world-class 17,000 sq ft Data Centre represents a £7m investment and has the capacity and capability to provide NHSScotland with a solid platform from

which to run its critical clinical applications such as the Emergency Care Summary, an electronic summary of basic information about a patient which may be needed in an emergency.

Steve Langmead, General Manager of the Atos Origin Alliance, said: "We are delighted to have been selected as NHSScotland's IT partner for the next 11 years. Working in partnership with NHSScotland, we will deliver world-class innovative and effective solutions with the ultimate aim of improving patient care for the people of Scotland."

Notes to editors

Further information about the NSS retender project is available from http://www.itcontract.scot.nhs.uk/

The IT services will meet NHSScotland's evolving national and local business and clinical requirements and will come into effect in April 2007.

The contract will provide the method for supply, administration and management of both the national and some local IT services to NHS Boards in Scotland. It includes core services such as: infrastructure and associated services; data centre services; security management; business continuity; help desk; and first line application support.

Systems that will be supported include local and national systems (business and clinical systems). Examples of applications within scope are: Community Health Index (CHI); Scotland's Community and Preventative Care systems including Breast, Cytology and Bowel screening, and child immunisation; ePharmacy and PSD Applications; NHS Scotland's payroll system; and the National Clinical SCI Store.

The Atos Origin Alliance comprises Atos Origin, BT, IBM and Sopra Newell & Budge, which together have over 4000 cumulative years experience of delivering services to NHSScotland.

The partners within the Atos Origin Alliance have over 7,500 staff in 45 offices throughout Scotland delivering IT services solutions to customers across the country. This includes over 350 NHSScotland-dedicated individuals operating from main sites in Paisley, Dundee, Livingston and Edinburgh.

With over 7000 experts in the global health market, the partners of the Atos Origin Alliance bring experience in: Bowel Cancer Screening, Breast Screening, CfH Choose & Book, CfH Spine, CHI, Child Health Screening, Chronic Disease Management, COMPAS, DCVP, DRSP, eCare, ECS, eFinancials, ePharmacy, Evidence Based Medicine, FINDS, GCS, Glasgow Desktop Support, iDent, London LSP, NHSCR, NHS 24/NHS Direct Solutions, N3, PACS, Pathology Solutions, PECS, Pharmacy Stock Control Systems, PMSPS, PRISMS, QMAS, SCI, SCCRS, SEPR, SHOW, SSPS, SSTS, SWISS, UPI, Waiting List Management.

Atos Origin

Contacts

National Services Scotland:
Lynne Kidd
Tel: 07775 818466
Email: Lynne.Kidd@snbts.csa.scot.nhs.uk

Barbara Iwinska
Tel: 0131 275 7053
email: Barbara.Iwinska@csa.scot.nhs.uk

Atos Origin:
Caroline Crouch
Tel: 020 7830 4233
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin supports the SNCF in the roll out of its new Tikefone service

Paris, 21 November 2006 - Atos Origin, a leading international IT services company, has been selected by the Marketing department of the Public Transport division of the SNCF (French Railways) to host its new Tikefone service. This service enables regional railway network tickets to be sold and distributed through mobile phones. Atos Origin also provided a development service under the supervision of the SNCF's Innovation and Research division.

The Public Transport Branch of the SNCF is offering new services to its regional railway network customers by adapting to their mobility and is meeting regional councils' expectations in terms of innovation. Since summer 2006, the new Tikefone remote service has been available, enabling tickets valid for use on the regional railway network to be bought and received on mobile phones easily and quickly.
This innovative service is available from a mobile phone 24 hours a day, seven days a week. It allows clients to order, pay for and receive their ticket, in the form of an MMS code sent via the mobile internet.

Clients enter the website address into their mobile phone browser - http://www.tikefone.com – and place their order. Payment is made by entering their bank details over a fully secure system. They then receive confirmation of their purchase as well as receiving their ticket on their mobile, in the form of an MMS.

"We called on Atos Origin and Atos Worldline because of their expertise and proven experience in the implementation of innovative mobile solutions, either in terms of development or hosting and of payment solutions. Their teams were able to work in close collaboration with the Public Transport division's Marketing department for the regional railway networks and we are very happy with this service, which is still at an experimental stage", declared Gaëlle Le Buzullier, Tikefone Project Manager for the SNCF's Public Transport Marketing department.

Tikefone leverages the secure payment system using SIPS mobile solution from Atos Worldline, which also provides the application hosting service, offering an SMS and MMS delivery server which is connected to French telephone network operators.

- The application allows:
- The ticket to be purchased
- SMS confirmation of purchase,

Tickets sent directly to the mobile in the form of an encrypted 2D bar code
This service has been operating since July 2006 in Brittany, since September in Haute Normandie and since November in the Champagne Ardenne region. It should continue to be rolled out across new regions during 2007.

Atos Origin

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,600 employees in Europe and has an annual turnover of €400 million.

Press contact:
Emilie Moreau
Phone : +33 (0)1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin has joined Belgian CIO Forum to encourage the strategic role of CIOs in business operations

Zaventem, 22 November 2006 - Atos Origin, the international IT services supplier, has joined the CIO Forum in Belgium. This extensive partnership between the two organisations has the objective to encourage the strategic role of Chief Information Officers (CIOs) in business management. The Belgian CIO Forum is a platform that supports the CIOs and their role in the business community. Within the scope of this cooperation, Atos Origin and the CIO Forum held a first meeting at Atos Origin offices in Zaventem, jointly with the CIOs of the most prominent companies in Belgium.

The Belgian CIO Forum was founded 5 years ago with the aim of collaboration between CIOs to stimulate exchange of expertise and experience on a strategic level. In the initial years of its existence it focused mainly on industry, but as of this year it has been attracting CIOs from other markets as well, including the IT services market.

The CIO Forum uses its network and activities to provide added value for IT and has signed agreements with prominent names in the IT market, such as Adecco, Ernst and Young, IBM, Real Software and Atos Origin. These partnerships are important foundations for the forum's activities: R&D is one aspect these partners provide, for example. The forum also offers CIOs a unique opportunity to exchange expertise and experience during meetings such as the one held on 31 October at Atos Origin. Guest speakers were Jac Cuypers of Ernst & Young, Luc Brouwers (Atos Consulting's new director in Belgium) and Rudy Hageman, Managing Director of software company Pearl Chain. The meeting's topic was 'the gap between IT and business' – a theme that will also have an important place in the CIO Forum's future activities.

"Even today, we still see that few CIOs think strategically or have the chance to do so. The impact of CIOs on business operations has decreased rather than increased," says Freddy Van den Wyngaert, spokesman for the CIO Forum and CIO at Agfa Gevaert. "It is a sad fact that CIOs are still rarely members of the Board. Support from companies like Atos Origin is therefore crucial to us as we strive for recognition of the role of the CIO in the company's vision and mission."

"We are glad that we are able to support the CIO Forum, not only with seminars but also with workshops and info sessions," adds André Geunens, Marketing Director of Atos Origin in Belux. "In terms of content, we have a lot to offer. As examples we can mention our Global SAP competence Centre in Zaventem, SEPA, the globalisation of payment systems, and international projects for customers such as BASE, ING, and Philips."

About Atos Origin
Atos Origin is an international IT service supplier. We enable clients to convert their visions into results through consulting, systems integration, and managed operations. Atos Origin achieves an annual turnover of more than 5.5 billion euros in more than forty countries, with a total of 47,000 employees in 40 countries. Atos Origin is the worldwide information technology partner for the Olympic Games and has an international client portfolio. Atos Origin is quoted on the Paris Eurolist Market and is traded under the names Atos Origin, AtosEuronext, Atos Worldline and Atos Consulting. For more information, please consult the Atos Origin website, www.atosorigin.com.

About Atos Consulting
Atos Consulting, the global consulting practice of Atos Origin, is a leading provider of business, process and technology consulting services. With more than 2,500 staff globally, it focuses on delivering proven, pragmatic solutions to the telecom, manufacturing, financial services and public sectors.

About the CIO Forum
The Belgian Business CIO Forum is a non-profit organisation, offering IT leaders a structured networking platform that allows them to exchange expertise and experience with the objective of increasing the value of their particular discipline within the business community. The CIO Forum works with Belgian and other European sister organisations and is open to new partnerships with suppliers who aim to make innovative contributions and have an innovative business approach.
www.cioforum.be

For more information, please contact:
Christelle Colin
+ 32 2 690 26 04
Christelle.colin@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

Poste Italiane S.p.A. chooses Atos Origin to optimize its SAP environment

Paris, 23 November 2006 - Atos Origin, a leading international IT services company, today announces that it has signed a two-year agreement worth €8 million with P Italiane S.p.A. Under the terms of the contract, Atos Origin will provide total support to the Italian Post Company to optimize its SAP-based IT system. The program – based on company-wide maximum integration requirements and synergy of processes – plans to identify, in the existing SAP information system, the keys areas for further development and improvement.

Poste Italiane was looking for a partner to support it in the optimisation of its IT requirements, in line with the Group's strategic objectives and the specificities of its processes and procedures.

Atos Origin was selected to provide entire support to Poste Italiane after a tender process started in 2005. Atos Origin was chosen for its solid experience in managing complex SAP projects at both national and international level, for its strong Leadership and Change Management programs, and its capacity to provide Poste Italiane global support throughout the whole improvement project life cycle.

In addition to Poste Italiane S.p.A companies, the program has also been developed at companies controlled and managed financially and administratively by Poste Italiane, in order to optimise SAP application management and data management at the corporate level and also in the regions.

"*We are extremely proud to contribute significantly to the strategic development of Poste Italiane. Our experience and capability in managing large scale IT projects and our business approach demonstrate the reliability and quality of our services to guarantee successful results,*" said Marina Neri, Public Sector Director, Atos Origin in Italy.

Atos Origin has more than 20 years of experience with SAP applications and is a SAP Global Services Partner, a SAP Global Hosting Partner, a member of the SAP NetWeaver® Partnership Initiative and a member of the Enterprise SOA adoption program. Atos Origin has more than 4,400 SAP application consultants worldwide and SAP certified data centres in all geographical regions. The group was a recipient of the prestigious 2006 Global SAP Pinnacle Award and two 2006 SAP Partner awards.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press contact:
Paola Sinigaglia
Tel. +39 02 66722209
paola.sinigaglia@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin showcases new solutions for the automotive industry at the International Odette Conference

Essen, 27 November 2006 - Atos Origin, a leading international IT services provider, will participate at the 11th international Odette Conference being held from 28 – 29 November 2006 in Munich, Germany. Present on Booth 6/7, the Group will showcase the latest developments and advantages of its solutions dedicated to the automotive industry, including the integration of a global standard for improved transmission of large quantities of data over the internet, optimised core processes and packaged solutions with an RFID interface for supplier integration.

"Rapid and reliable communication between automotive manufacturers and suppliers is a strategic success factor in global competition", says Ulrich Engelhardt, Senior Vice President Consulting & Systems Integration, Atos Origin in Germany. "With the new solutions provided by ACTIS INTEGRATION MANAGER, we are offering companies optimised tools to achieve this".

The ACTIS INTEGRATION MANAGER is being supplemented with :

- the ACTIS OFTP 2 components,
- the ACTIS ENGDAT Solution Version 3,
- and the Ready to Run ACTIS AUTOMOTIVE PACKAGE, powered by SAP NetWeaver® XI

For over 20 years, the Odette File Transfer Protocol (OFTP) has been a tried-and-tested protocol for electronic data transmission between business partners. With the **new OFTP specification 2**, the tried-and-tested communication protocol has been expanded by state-of-the-art technologies. It is based on current security standards, enables convenient and safe data transmission via the internet and reliable transmission of large files. **ACTIS OFTP 2** is safe for investment, as it is already compatible with previous versions and thus can be used for existing networks and partners.

For rapid, reliable and regular communication between designers and manufacturers from the automotive industry, Atos Origin is unveiling the new, web-based **ACTIS ENGDAT** Solution. The solution supports, in addition to its predecessors V1 and V2, the ENGDAT V3 XMTD Standard of the Strategic Automotive Product Data Standards Industry Group (SASIG). This new global standard for the exchange of technical data supplements the versions hitherto used in Europe, ENGDAT V1 and V2, and is especially attractive for partnerships outside Europe – an important criterion for commercial relationships in the global automotive environment.

The certified **ACTIS AUTOMOTIVE PACKAGE, powered by SAP NetWeaver® XI**, with individually tailor-made sector-specific scenarios and processes and the ACTIS OFTP 2 Adapter embedded directly in SAP NetWeaver® XI, rounds off the integration portfolio for the automotive industry. The ACTIS AUTOMOTIVE PACKAGE optimises core processes, such as ordering, supplies and invoicing, and is ready to use with minimal implementation expenditure due to the preconfigured business content and technical adapters.

In future, Atos Origin will support the 100% supplier connection via the expanded Supplier Portal ACTIS WebEDI containing the process package based on Odette e-Forms 2 with RFID interface.
Atos Origin will present to visitors the supplier portal ACTIS WebEDI with RFID interface, which now contains the new process package based on Odette e-Forms 2. As a complement to paper dispatch notes, RFID tags can be described with dispatch data and send with the goods. Logistical and warehouse processes can be substantially speeded up with the RFID complete solution.

The integration solutions from Atos Origin are based on integration technologies such as XML and other web services and thus support an IT infrastructure with which very different applications can be coordinated with related business processes. More than 1,500 solutions of the ACTIS INTEGRATION SUITE are being used for economical and secure data exchange, mainly in the automotive, retail, utilities, financial services and telecommunication sectors.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Press contact:
Katrin Morhenne
Tel: +49 (0)201 4305 9267
Email: katrin.morhenne@atosorigin.com

PRESS RELEASE

Atos Origin selected to manage Cineworld's loyalty scheme

London, 29 November 2006 - Atos Worldline, an Atos Origin Company, has been awarded a three year contract by Cineworld, the UK cinema chain, to manage its frequent visitor scheme – "Unlimited". The scheme allows members to see as many films as they like, any day, any time and at any Cineworld Cinema across the UK, Jersey and Ireland for a monthly subscription fee.

"Unlimited" is the only cinema subscription scheme in the UK and enables our regular cinema goers to indulge their love of film in a cost effective way," said Julia Brown, Head of Marketing at Cineworld. "Through Atos Worldline, we will be able to provide our customers with an innovative, flexible, responsive and easy to use service, which will clearly differentiate us in the UK marketplace and will help us to increase admissions and win new customers."

Atos Worldline was chosen by Cineworld to manage all services related to the Unlimited scheme. They will manage the complete membership subscription scheme from application and direct debit processing through to card delivery and card replacement services as well as running the 7 days per week Cineworld support centre.

Atos Worldline will also develop a web portal that will enable members to register on-line, upload their photo and personal details. A telephone based registration process and an internet payment service for credit and debit card payment registration will also be available.

"We are delighted to be entering into a new relationship with Cineworld and are very confident that our technological developments and business expertise in electronic payment services can be used to Cineworld's full advantage in the marketplace and to the benefit of their customers. This new business win represents another significant step forward in the development of Atos Worldline's electronic payment services," said Peter Phillips, Electronic Payments & Card Processing Director, Atos Worldline in the UK.

About Cineworld

The first Cineworld Cinema was launched in 1996 at Stevenage by Cine-UK Limited. Cine-UK Ltd was a privately owned company headed by Steve Wiener, a cinema exhibition expert with experience on both sides of the Atlantic. Over the following years, an additional 34 cinemas were developed making it the fastest growing multiples cinema chain in the country. In October 2004, a leading venture capital company, the Blackstone Group, bought Cine-UK Ltd and later that year, in December 2004, it also acquired the UK and Ireland operations of the French UGC chain of cinemas. The combined group now has 75 cinemas trading under the Cineworld brand in the UK, Jersey and Ireland with over 800 screens. Cineworld cinemas are committed to supporting film diversity ensuring that cinema-goers can see a broad range of films which include The Hollywood majors and independent productions, Bollywood, festival winners, foreign language films and the best of British cinema.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company - Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. Atos Worldline has 2,600 employees in Europe and has an annual turnover of €400 million.

Press contact Atos Origin
Emilie Moreau
Tel: +33 1 55 91 24 74
Email: emilie.moreau@atosorigin.com

PRESS RELEASE

Atos Origin and jNetX launch at ITU Telecom World 2006 new convergence telecom services for cost effective cross-boundary roll-out

Hong Kong, Madrid, London, 4 December 2006 - Atos Origin and jNetX, Inc., today announced the launch at ITU Telecom World 2006 of its Next Generation Intelligent Network (NGIN) platform to run a rich set of convergence services. These services are developed and delivered by Atos Origin using the service creation and execution environments from jNetX, the market leader for standards-based (JAIN™ SLEE), programmable service platforms. Atos Origin is present at ITU Telecom World 2006 which takes place in Hong Kong from 4th-8th December - Booth 3, Spanish pavilion (Hall 7-9).

The NGIN platform enables the real fixed/mobile convergence on top of both legacy and IMS infrastructures. The jNetX platform differs form traditional Intelligent Network platforms in that it is a Standards-based Java platform, using fundamental characteristics of IT application servers for ease of use and open programmability.

A major benefit of the new Convergence Service Solution is the rapid and cost effective design and roll-out of homogenous services across all subsidiaries of a global telecom operator's group. This portability can be achieved without the technical complexity and cost inconvenience traditionally associated to global operations. A service can be written once and subsequently deployed multiple times across the various operating companies - irrespective of the underlying network characteristics and network vendors. The solution enables a complete range of facilities for a mobile office environment and home communications services that can be used from fixed, mobile or hybrid terminals alike regardless of the end user's location.

Cees de Jong, Senior Vice President Global Telecom Market at Atos Origin states: "We selected jNetX as our platform partner because it offers Convergent Service platforms that seamlessly bridge the IT and IP network domains. Once an operator has selected a solution for any country, it can be easily ported to any other country where it operates, even if it has different technology, vendors or services".

Gary Miles, CEO of jNetX says: "The next two to five years will be very interesting as network delivery technologies continue to evolve towards an IT (including IP Multimedia Subsystem and Service Delivery Platform oriented approach). Operators face many challenges as they transition their proprietary IN services to programmable telecom application servers and IP connectivity. The selection of JAIN SLEE technology to provide Convergent Service Platform capabilities will both accelerate the transition to IP while extending the life of existing circuit switched network capabilities, progressively enriching the end-user experience".

Atos Origin's turnover in the telecoms industry is close to €1 billion. It delivers consulting (through Atos Consulting), systems integration and outsourcing expertise to 350

customers around the world, including major telecom operators in Europe such as France Telecom, KPN, Telecom Italia and Vodafone. Atos Origin has been active in the telecoms market for more than 20 years.

Next Generation Intelligent Network (NGIN) services simplify and standardize the telecom operator's network, enabling faster time-to-market, increased innovation, lower TCO, and portability of services and products across platforms, network equipment and OpCos. NGIN also avoids vendor lock-in, transforming the network arena from a closed market controlled by the incumbent supplier to one that is open and competitive.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, AtosEuronext Market Solutions, Atos Worldline and Atos Consulting.

About jNetX
jNetX was founded in 2001 to develop and market the key service components of truly programmable and convergent SS7 and IP service domains. The jNetX platform - complying with the major open standards including 3GPP, JCP (JAIN SLEE), IETF (SIP), OMA and other Parlay specifications - is a key element of a modern Service Delivery Environment; unlocking traditional Intelligent Network based services, offering a complete IMS and Pre-IMS Application Server set (OSA SCS, IM-SSF, SCIM and SIP-AS) and at the same time exposing the necessary Network Capabilities/Enablers to the IT domain (Web Services: SOA domain). Unlike the majority of vendors on the market, the jNetX platform gives back to the operator the power and flexibility to drive their marketing and product roadmaps, own their services logic and react quickly to market threats and opportunities. jNetX has built a global ecosystem of certified partners, providing a rich set of communication services that can port easily from one operator to the next – irrespective of underlying network specifics. Thanks to those open standards, jNetX counts one of the strongest developer communities on the marketplace for Telecom-based, time critical services. Further information is available at www.jNetX.com.

For more information, please contact:
Atos Origin
Anne-Marie Capilla
+ 33 1 55 91 20 52
anne-marie.capilla@atosorigin.com

Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

NFU Mutual chooses Atos Origin as IT Outsourcing Partner

Expected to deliver significant benefits over ten years

London, 4 December 2006 - Atos Origin, a leading IT services company, today announced that NFU Mutual has selected Atos Origin as its IT services partner under a contract valid for 10 years. The contract is worth €130 million and covers the outsourcing of all data centres and desktops to Atos Origin.

William Schouten, NFU Mutual Corporate Services Director, said: "Outsourcing these parts of the company's IT operations will bring greater flexibility and deliver cost savings whilst providing service levels to meet changing business needs.

"The choice of Atos Origin was made not only because of its ability to provide the required expertise and levels of service, but also its close fit with our culture and its commitment to the welfare and development of employees.

"We have worked hard to consult staff directly and via our staff forum, as well as the union, Amicus, in every step of the negotiations and look forward to developing our business with the help of Atos Origin in coming years."

The contract was awarded after a comprehensive twelve month competitive procurement process, supported by external industry specialists from Approach Consultancy, led by Nilesh Bhandari, which involved ten of the top IT services providers operating in the UK. Objectives, milestones and timelines were clearly communicated to all parties and the transfer process was completed on schedule on December 1st with the transfer of 78 NFU Mutual employees to Atos Origin, who have all chosen to accept Atos Origin's terms and conditions of employment.

"This is a very significant win for Atos Origin and demonstrates that we have both the capability and expertise to deliver big deals in the financial services sector," said Derek Ward, executive vice president for UK markets, Atos Origin. "This year our financial services business has grown significantly through the increased collaboration between our consulting, systems integration and managed operations teams. We are looking forward to working with NFU Mutual to ensure that their IT systems enable them to work more effectively and efficiently."

To welcome the new employees, Atos Origin organised a two-day induction event at Ragley Hall in Warwickshire, hosted by the Atos Origin sponsored Olympic athletes, Georgina Harland, Adam Pengilly and Danny Crates, together with Olympic medallist Leon Taylor. The event comprised several sporting competitions as well as the chance to meet some of the Atos Origin team and HR representatives.

Supported by its subsidiary Atos Worldline, a leader in electronic transactions, and by its joint venture with Euronext, Atos Euronext Market Solutions, the leading global provider of

technology solutions for exchanges, clearing houses, banks, and intermediaries, Atos Origin has vast experience and in-depth expertise in financial services markets. With 8000 experienced financial services professionals worldwide, the company supports business processes for nine out of ten European banks.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.5billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:

Caroline Crouch
Atos Origin
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

About NFU Mutual

Recognised as the UK's leading rural insurer, NFU Mutual offers a wide range of products, including general insurance, life, pensions, investments, and risk management services. These products and services are delivered through the agency network, as well as through a direct sales and service centre.

With over 300 offices located in rural towns and villages throughout the UK, NFU Mutual has become part of the fabric of rural life and remains committed to serving the needs of people who visit, live or work in the countryside.

The National Farmers Union Mutual Insurance Society Limited is authorised and regulated by the Financial Services Authority.

Further information:

Tim Price
Corporate Communications Executive 01789 202233; (mobile 07967 698175)

Atos Origin

PRESS RELEASE

Philippe Germond joins Atos Origin Management Board

Paris – 4 December 2006 - Atos Origin announced today that Philippe Germond joins the company and becomes Member of the Management Board. Philippe will have operational responsibility for Asia Pacific and North America, for Global Sales, Markets and Accounts, and for Atos Origin's specialised business Atos Worldline. Philippe will also be responsible for Atos Origin's Transformation Program.

Bernard Bourigeaud, CEO and Chairman of the Management Board welcomes this new addition to Atos Origin's top management team: "Atos Origin is currently reviewing its way of operating, in order to further improve its organic growth capabilities, its operational efficiency, and its ability to operate as a global company. I have known Philippe for many years and he brings us his experience of both industrial and services organisations in the technology sector. I am very glad he accepted to join Atos Origin and I am sure he will significantly strengthen our move towards more global operations, and contribute to reinforce our important role in the European IT Services space"

Philippe Germond, previously member of the Supervisory Board of Atos Origin and who has held Senior Executive positions at Hewlett Packard, SFR-Cegetel and Alcatel, says: "I am very happy to join the Management Team of such a dynamic and successful corporation. As member of the Supervisory Board for the last 3 years, I have been able to gauge the future development potential of Atos Origin, and I'm very eager to take on the challenges and responsibilities that Bernard Bourigeaud has proposed"

Philippe Germond, 49 years old, was formerly President and Chief Operating Officer of Alcatel, and member of the Executive Committee. Earlier, he was Chairman and CEO of Groupe Cegetel, SFR, Vivendi Universal Net, Vivendi Telecom International, and member of the Executive Committee of Vivendi Universal. He joined SFR in 1995 as CEO. From 1980 to 1995, he held various positions within Hewlett Packard in the USA, France and Europe, up to becoming Managing Director of HP Europe South and Member of the Executive Committee HP Europe. Philippe Germond is a graduate of the Ecole Centrale de Paris, and he holds a Master of Science in Management from the Stanford University. He is a board member of Essilor, Ecole Centrale de Paris, Qosmos.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Marie-Tatiana Collombert, Tel: +33 (0) 1 55 91 26 33, marie-tatiana.collombert@atosorigin.com

Contact for Investors:
Virginia Jeanson, Tel: +33 (0) 1 55 91 26 32, virginia.jeanson@atosorigin.com
Bertrand Labonde, Tel : +33 (0) 1 5591 24 45, bertrand.labonde@atosorigin.com

Atos Origin

PRESS RELEASE

Cost reduction and increased productivity and security with Atos Origin and Microsoft's launch of new workplace solutions

Atos™ Workplace Solutions based on Windows Vista, 2007 Microsoft Office system, and Exchange Server 2007

Paris, 5 December 2006 - Atos Origin's innovative workplace management offering, Atos™ Workplace Solutions, is now available with support for Windows Vista, 2007 Microsoft Office system, and Exchange Server 2007. Initial pilot deployments indicate that Atos Origin's clients can realize up to a 50 percent cost reduction in workplace management while increasing productivity and security compared with a traditional managed workplace infrastructure.

Atos Origin joined the global Microsoft Technology Adoption Program in the beginning of 2006 for the flagship products Windows Vista, 2007 Microsoft Office system and Exchange Server 2007, which were unveiled last week. For these new releases, Atos Origin has performed extensive testing to incorporated support for these products into Atos Workplace Solutions for this launch date. Atos Origin developed an additional 4-step Workplace Transformation process to reduce the cost of migration and business disruption from previous Microsoft software versions.

Some of the benefits Atos Origin's clients can expect to see when running Atos Workplace Solutions on Windows Vista, 2007 Microsoft Office system and Exchange Server 2007:

- Lower operational costs through faster deployment, increased reliability and improved remote management functions,
- Enhanced security and compliancy, including data encryption, malware protection and limited user rights,
- Efficient performance enhancement, including: optimized user interface, mobility & collaboration tools and improved search capabilities, and
- Easy integration with business applications through XML and workflow interfaces.

"We're excited about the tremendous support and enthusiasm our industry partners around the world are providing for the business availability launch of Windows Vista," said Dave Wascha, director of Partner Marketing for the Windows Client Group at Microsoft Corp. "Our industry partners play a vital role in encouraging the early adoption, development and delivery of Microsoft technologies. By working closely with valued partners like Atos we are helping to provide a high-quality product and an improved user experience, which ultimately benefits our mutual customers."

Marianne Hewlett, Senior Vice President Global Marketing at Atos Origin concludes: "Close collaboration with Microsoft over the last year resulted in the ability to offer support for Windows Vista, 2007 Microsoft Office system and Exchange Server 2007 as soon as

the software is available to the marketplace. Atos Origin has always taken a collaborative approach in order to offer innovative solutions to its clients. We are committed to provide our customers solutions that allow them to prepare for future business challenges."

Atos™ Workplace Solutions is a key element in the Atos Origin Business Harmonization approach, a program that delivers measurable business value to its clients by harmonizing business processes and IT along a carefully constructed roadmap. Providing a full range of modular and flexible desktop and end-user support services, Atos Workplace solutions allows the end user to work anywhere, anyplace, and at anytime. Built on extensive and proven experience in all industry sectors, Atos Workplace Solutions currently manage more than 600,000 seats, 20,000 servers, 8 million calls per year and 350,000 corporate mailboxes.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information please contact:

Marie-tatiana Collombert
+ 33 1 55 91 26 33
Marie-tatiana.collombert@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin IT Team already in place for the Vancouver 2010 Olympic and Paralympic Winter Games

Paris/Vancouver, 6 December 2006 - Atos Origin, a leading international IT services company and Worldwide Information Technology Partner for the Olympic Games, announces today that it will be running IT for the Vancouver 2010 Olympic and Paralympic Winter Games. Atos Origin IT team has already been in place in Vancouver since June 2006 and will grow significantly up to Games' time. During the 2010 Winter Games, Atos Origin will manage a technology consortium team estimated at 2,000 staff.

Building on its successful delivery of the IT systems that supported the Olympic Games in Salt Lake City in 2002 (operated as SchlumbergerSema), in Athens in 2004 and in Torino in 2006, Atos Origin has primary responsibility for information technology including consulting, systems integration, operations management, information security and software applications development for the Vancouver 2010 Olympic and Paralympic Winter Games. The Group will manage a consortium of best-of-breed technology expert partners and suppliers, under the Vancouver Organizing Committee for the 2010 Olympic and Paralympic Winter Games' (VANOC) technology Department supervision.

Qualifying a winning IT team for the Vancouver 2010 Olympic and Paralympic Winter Games

Right after completion of the Games in Turin, the Atos Origin Major Events team, had already delivered key software applications for the Beijing Olympic Games in 2008 and begun preparations for the Vancouver 2010 Olympic and Paralympic Winter Games. In June 2006, only months after completion of the Torino 2006 Winter Games, Atos Origin dispatched IT managers and engineers to already start working on the Vancouver project.

Currently the size of the Atos Origin IT team in Vancouver is around 15 but the team will grow rapidly over the next couple of years. During the 2010 Winter Games, Atos Origin will manage the technology consortium team estimated at 2,000 staff, including 400 Atos Origin experts, made up of locally hired staff, local volunteers and overseas Olympic Games technology experts.
During the first six months the focus of the Atos Origin team in Vancouver has been to run and staff the technology Help desk for the Vancouver 2010 Olympic and Paralympic Winter Games and on planning for the next four years.

Knowledge and Experience Transfer : a critical component

Atos Origin is responsible for designing a complex and secure high quality IT infrastructure on time, to specification and within budget. While designing the IT architecture for each Games, Atos Origin considers the next Games and how to transfer the knowledge gained. For the Torino 2006 Olympic and Paralympic Winter Games for instance, Atos Origin used 95% of the operational procedures and knowledge gained at the Athens Games.

Atos Origin

The complex, massive IT infrastructure of the Olympic Games is deployed by large teams of people into different cities in different countries every other year. Such a major task is all about risk management capitalizing on the knowledge gained from previous Games Operations. This knowledge and experience transfer is critical in keeping costs down and in lowering the risk of future Olympic Games.

"*The IT project for the Vancouver 2010 Olympic and Paralympic Winter Games is moving forward on schedule,*" said Chief Information Officer Ward Chapin at VANOC. "*This is a result of the joint efforts of VANOC and Atos Origin IT teams, enriched by Atos Origin's significant experience in IT support of major events. VANOC is happy with the initial results and we appreciate Atos Origin's efforts in knowledge transfer from previous Games and building upon it according to our vision.*"

"*Atos Origin has successfully delivered and secured the critical IT systems for the last edition of the Olympic Winter Games, facing the weather and transportation challenging constraints that a mountainous environment brings,*" stated Magnus Alvarsson, Chief Integrator at Atos Origin for the Vancouver 2010 Olympic and Paralympic Winter Games, "*The unique experience we have gained in managing complex large-scale events will be used in Vancouver to help VANOC and the International Olympic Committee (IOC) minimizing IT-related risks and costs .*"

The Atos Origin contract with the International Olympic Committee (IOC) is the largest sports related IT contract covering: Salt Lake City in 2002, operated as SchlumbergerSema, Athens in 2004, Torino in 2006, Beijing in 2008, Vancouver in 2010 and London in 2012. Atos Origin has primary responsibility for Information Technology, which is related to consulting, systems integration, operations management, information security and software applications development for the Olympic Games.

About Atos Origin

Atos Origin is an international information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5,5 billion and it employs 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games.

For further information, please contact:

Marie-Tatiana Collombert
Phone: +33 (0)1 55 91 26 33
Email: marie-tatiana.collombert@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin intends to sell its B2B Software Business in Germany to Axway

PARIS, 7 December 2006 - Atos Origin has signed an agreement in order to sell its B2B Software business in Germany to Axway, a wholly owned subsidiary of Sopra Group. With this operation, Atos Origin takes a further step in its strategy to focus on its core Consulting, Systems Integration and Managed Operations business and is convinced that the acquisition of the B2B Software unit in Germany by Axway offers the best opportunity to further grow this business. The combination of Axway and Atos Origin B2B Software unit will create a de-facto B2B leader in Europe for managing real-time collaborations between business partners. Atos Origin B2B Software business has enjoyed great recognition from its 900 customers as a quality supplier of a large set of services that can meet all needs in the B2B area, a rapidly developing marketplace.
This project is subject to regulatory approval and should be finalized in early 2007.

Atos Origin

PRESS RELEASE

Creating a European Leader in Payment Services: Atos Origin Acquisition of Banksys and BCC completed

Paris/Brussels, 7 December 2006 - Atos Origin, a leading international information technology services company, today announced that it has completed the acquisition of Banksys and Bank Card Company (BCC) from Fortis, Dexia, KBC, ING and other Belgian banks, following European Competition Authorities's approval of the deal on September 29th 2006. The acquisition will create a European Leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million.

Within the context of SEPA, the process of European standardisation in payment systems, the acquisition of Banksys and BCC by Atos Origin, through its subsidiary Atos Worldline, creates an entity with a strong expertise in the European payment market and represents a critical milestone in the accelerating consolidation of the European landscape in payment services.

Highlights of the deal :

- Creating a European leader in payment services with combined pro forma 2006 revenues of EUR 630 million.
- A combined workforce of 4,200 staff with extensive experience in payment operations in Germany, France and Belgium, and a presence in United Kingdom, Spain and Italy.
- Multi-year contracts guaranteeing revenue with the major banks in Belgium.
- Consolidation of volumes to better absorb SEPA investments.

The combination will deliver substantial development synergies and will be able to respond to the challenges and opportunities presented by SEPA. The selling banks will remain customers of the new group for the processing of their credit and debit transactions and for related services.

The combined activities will be part of and trade as Atos Worldline, an Atos Origin company dedicated to electronic payment services, Customer Relationship Management (CRM) and e-services (internet, voice and mobile services). With more than 30 years of experience in payment activities, Atos Worldline intends to participate actively in the post-SEPA consolidation of the European payment services market thanks to its original positioning across the on-line value chain.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-

chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company

Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. On December 7th 2006, Atos Origin announced the acquisition of Banksys and Bank Card Company (BCC), creating a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,200 employees.

Atos Origin Contact for Press:

Marie-Tatiana Collombert, Tel : +33 (0) 1 55 91 26 33,
marie-tatiana.collombert@atosorigin.com
Emilie Moreau, Tel : +33 (0)1 55 91 24 74
emilie.moreau@atosorigin.com

Atos Origin Contact for Investors:

Virginia Jeanson, Tel: +33 (0) 1 55 91 26 32, virginia.jeanson@atosorigin.com
Bertrand Labonde, Tel : +33 (0) 1 55 91 24 45, bertrand.labonde@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin selected by the IGN for the technical management of the 1st national Geoportal in Europe

Paris, 11 December 2006 - Atos Worldline, an Atos Origin Company, announced today that it has signed a 4 year contract with the IGN (The French National Geographical Institute) for the second phase of the Géoportail project, the 1st portal providing unique access to French geographical information. As part of this ambitious project, Atos Worldline, in partnership with technical expertise from GeoConcept, EEE-i.g.o and Sequoia, is carrying out the development and enhancement of the Géoportail, its operation, the new graphical charter and the portal's ergonomics, as well as the overhaul of the institutional website at www.ign.fr.

Géoportail is the reference portal for access to all French state and private sector geographical data, intended for the general public as well as professionals. The www.geoportail.fr service, the first national geoportal in Europe, has been online since June 23rd, 2006. In just a few clicks, and in 3D from 2007, 400,000 aerial photos can be viewed, showing the commune or area of your choice and covering the whole of France, down to a resolution of 50cm. The service will also offer access to a large quantity of local geographical data, as well as a number of significant value added services.

Under the aegis of the Direction Générale de la Modernisation de l'Etat (DGME - The State Modernisation Directorate), the IGN, managing the project along with the BRGM (French Geological and Mineral Research Agency), is establishing itself as the leader of the French geographical field.
The IGN has assigned technical management of the second phase of the project to Atos Worldline. This entails its technical overhaul, the design of the new graphical interface and the portal's ergonomics, management and hosting on a dedicated industrial platform, as well as the overhaul of its institutional site at www.ign.fr.

Atos Worldline called upon the expertise and innovative solutions of French partners for this project:

- GeoConcept, bringing its expertise and technology to supply the Geographical Information System (GIS) which will manage the data warehouse and its web distribution,
- EEE-i.g.o, for the high added value integration of Skyline solution, which will enable future navigation of the IGN's mapping information in 3D,
- The Sequoia agency, for editorial support and the translation of the content of the website.

The future Géoportail, which will go live in 2007, will differ through its collaborative and partnership dimension: as a reference portal, it will give access to all geographical data, both from the state and private sectors. All parties who want to distribute their content or offer value added services will therefore be able to use Géoportail to do so, since the service guarantees data interoperability.

Atos Origin

This interoperability will enable layers of very different types of geographical data to be superimposed on one another with accuracy, which implies that standards and strict geographical principles must be respected during the development phase. IGN partners and content providers will therefore have access to a collaborative tool which will enable georeferencing and allow their data and geographical services to be displayed in the Géoportail.

"We chose Atos Worldline following a competitive tender process," declared Patrick Leboeuf, IGN's Géoportail Project Leader. "We hope that Atos Worldline's responsiveness and their team investments, as well as successful co-operation with our Public Sector technical teams, will allow us to offer the general public and professionals a high value added online geographical information service.".

"We are very proud to have been selected by the IGN to manage the technical part of this complex project. The development of the first national geoportal in Europe is an ambitious challenge requiring a great deal of flexibility in its approach, strong technical discipline and detailed management of deadlines. Thanks to our proven experience in the operation and hosting of large sites with very high volume traffic, we are ready for this challenge." declared Didier Dhennin, President of Atos Worldline.

This new ambitious contract strengthens the Atos Origin Group and Atos Worldline's position and visibility in the public sector.
Atos Origin has gained more than 20 years experience of consulting and public sector knowledge and nearly 10,000 consultants and IT staff are working to modernise the public sector in Europe, taking part in key public sector reform projects in the leading countries. This unique pool of knowledge enables the large state authorities to benefit from a significant return on experience.

About the IGN (Institut Géographique National - the French National Geographical Institute) www.ign.fr

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Worldline, an Atos Origin company
Atos Worldline is a major European player in the processing of large-volume electronic exchanges, specialising in electronic payment services, CRM and e-services (internet, voice and mobile services). With the focus on technological innovation, Atos Worldline implements its solutions in processing or integration mode. On December 7th 2006, Atos

Origin announced the acquisition of Banksys and Bank Card Company (BCC), creating a European leader in Payment Services, with combined pro forma 2006 revenues of EUR 630 million and 4,200 employees.

Press Contact

Emilie Moreau - Tel: +33 (0) 1 55 91 24 74 - Email: emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

ING Finalizes Contracts with Team of IT Service Providers for Outsourcing of Workplace Services

Accenture, Atos Origin, Getronics and KPN sign ING final outsourcing contracts totalling €750 million

AMSTERDAM, Netherlands, Dec. 14, 2006 - Accenture, Atos Origin, Getronics and KPN have each signed seven-year contracts with ING to jointly supply workplace services for 53,000 ING employees in Europe. As part of the agreement, approximately 430 ING employees in the Netherlands and Belgium will transfer to Atos Origin, Getronics and KPN.

The workplace services include the provision, installation, maintenance and support of desktops, laptops, printers and telephones. The contracts have a total value of €750 million, including VAT. Each of the four companies, which together comprise ING's preferred supplier team, will fulfill different aspects of ING's workplace services needs.

Accenture, in its role as integrator, will coordinate the entire scope of services to be delivered and will manage the supplier contracts on behalf of ING, contributing its business consulting, project management and outsourcing skills. The value of the deal for Accenture is worth €52 million.

"By creating the preferred supplier team, ING is one of the first European companies to employ a multi-vendor outsourcing arrangement where each vendor provides a part of the overall service, coordinated by a service integrator, a critical element of Accenture's overall infrastructure delivery model," said Edwin Vander Ouderaa, the senior executive in Accenture's Financial Services practice responsible for this deal. "This innovative outsourcing strategy, whereby governance, service management and supplier management are all part of the service integrator's role, will enable ING to adapt quickly to change and to incorporate innovative processes and technologies, creating a competitive advantage that could go far beyond pure cost savings."

Atos Origin will be responsible for the complete architecture and management of the back-end of ING's office automation including e-mail and the active directory and will deliver server management services. In addition, Atos Origin will provide ING with critical end-user computing services that include user access services, design & support and application services. The value of the contract to Atos Origin is €216 million.

"Atos Origin is delighted with this contract win which underlines Atos Origin's prominent position in the European financial sector as a provider of advanced desktop services," said Wilbert Kieboom, CEO Atos Origin Northern Europe. "We are responsible for ING's complete IT infrastructure behind its office automation, which creates an extra dimension to this agreement. Our services as part of this third-generation contract will help ING focus on its core activities and increase customer service."

Getronics will be responsible for service delivery to ING employees, administering help desk services to manage intake, dispatch, monitoring, and tracking of all incoming calls, as well as incident resolution. Getronics will provide onsite user support, desktop-hardware purchasing, asset management, stock handling and deployment of user devices. The value of the contract to Getronics is €213 million. Getronics will receive an additional revenue of €21 million from subcontracted services with suppliers.

"As a leading IT services provider in the Netherlands we are able to share with our partners our user-centric approach and our considerable knowledge and expertise in this sector, so that we can jointly provide ING with the best services possible." said Klaas Wagenaar, CEO of Getronics. "Getronics is dedicated to using Information and Communication Technology to enable people to be more productive. Together with our partners, Getronics will enable ING's people to communicate and work together smoothly, effectively and productively wherever they may be, creating real business value for ING."

KPN will be responsible for all fixed and mobile communication services, call centre services, LAN services and conferencing services to all ING employees in the Netherlands and Belgium, including end user equipment and traffic arrangements. The value of the contract to KPN is €269 million.

KPN board member Eelco Blok said, "We are happy to welcome ING as one of our most important customers in the financial sector with this innovative outsourcing strategy. As the preferred supplier of communication services, KPN is naturally ready to meet ING's current needs by using conventional technologies to provide greater flexibility at lower cost. But even more important is our All IP strategy that delivers innovative features directly to ING employees at the workplace. All of this makes communication easier, indeed a pleasure, and at the end of the day I believe it will enhance ING's competitive edge in its business."

About Accenture
Accenture is a global management consulting, technology services and outsourcing company. Committed to delivering innovation, Accenture collaborates

with its clients to help them become high-performance businesses and governments. With deep industry and business process expertise, broad global resources and a proven track record, Accenture can mobilize the right people, skills, and technologies to help clients improve their performance. With approximately 140,000 people in 48 countries, the company generated net revenues of US$16.65 billion for the fiscal year ended Aug. 31, 2006. Its home page is www.accenture.com.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are €5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Getronics
With some 24,000 employees in over 25 countries and approximate revenues of EUR 2,6 billion, Getronics is one of the world's leading providers of vendor independent Information and Communication Technology (ICT) solutions and services. Getronics designs, builds, deploys and manages flexible and innovative end-to-end solutions, working together with our partners and clients, in order to optimize and increase the productivity of our client's mobile knowledge workers. Getronics headquarters are in Amsterdam, with regional offices in Boston, Madrid and Singapore. Getronics' shares are traded on Euronext Amsterdam ("GTN"). For further information about Getronics, visit www.getronics.com.

About KPN
KPN provides telephone, internet and television services to customers through its fixed network in the Netherlands. For business customers, KPN provides a range of services – from voice, internet and data services to fully-managed, outsourced ICT solutions – in the Netherlands and internationally. For both personal and business customers, KPN offers mobile services in the Netherlands, Germany, Belgium and Western Europe.

As of September 30, 2006, KPN served 6.1 million fixed-line subscribers and 2.3 million Internet customers in the Netherlands as well as 22.9 million mobile customers in Germany, the Netherlands and Belgium, while employing 28,412 individuals (25,921 FTEs). KPN was incorporated in 1989 and its shares are listed on the Amsterdam, New York, London and Frankfurt stock exchanges. For further information about KPN, visit www.kpn.com

For more information:

Accenture
François Luu – Corporate Communications – Financial Services
Telephone: + 33 1 53 23 68 55; e-mail: francois.luu@accenture.com

Atos Origin
Marie-Tatiana Collombert, Senior Vice President Global Public Relations
Telephone: + 33 1 55 91 26 33: e-mail: marie-tatiana.collombert@atosorigin.com

Getronics Media Relations
Telephone: + 31 20 530 43 45; e-mail: getronics@text100.com

KPN Press Office
Telephone: +31 70 446 63 00, e-mail: press@kpn.com
Contact
Atos Origin
Global Public Relations Office
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Atos Origin

PRESS RELEASE

Atos Origin (Thailand) and Infor deliver state-of-the-art ERP services to Singha Paratech

Bangkok, Thailand, 14 December 2006 - Atos Origin, an international IT services company and Infor, one of the largest global providers of enterprise software, today announced signing License and Implementation Services Agreements with Singha Paratech Public Company Limited, one of the leading manufacturers and distributors of wood flooring products.

Under this agreement, Atos Origin (Thailand) will supply Infor ERP LN6 software licenses and implementation services.

With Infor ERP LN6, Singha Paratech will be able to adopt a process-oriented approach by deploying best practices, resulting in consistent operations across the company and ensuring efficient utilisation of their resources.

Singha Paratech's decision to implement Infor LN6 was driven by the strategic intent of the Management to operate the business in the most efficient way. A modern Enterprise Resource Planning system, Infor ERP LN6 was rightly perceived as a perfect match in terms of functionality and user friendliness. The investment is expected to provide a fast return on investment, due to improvements in internal processes.

Atos Origin (Thailand) has offered implementation services that reflected the Management's vision. The implementation team of seasoned consulting professionals in Finance, Distribution and Manufacturing from Atos Origin and qualified system users of Singha Paratech are turning the vision into results. With current implementation schedule being on time, the team is realistic about an implementation time of less than 100 days.

About Singha Paratech

Singha Paratech Public Company Limited is one of the leading manufacturers and distributors upon wood flooring products, serving both domestic as well as foreign markets, with great emphasis upon the export to the US, Canada and the EU.

We were officially established on 1994 with the originated registered capital of Baht 59 million with the great support from the Board of Investment (BOI). We are managed by a group of professional executives who have been well experienced in the industry. This hence allows us to become one of the prominent manufacturing companies of high quality wood flooring products by having ISO 9001: 2000 from WCS Southeast Asia. We were registered as the listed company with the stock exchange of Thailand by December 19, 2003 with the registered and paid up capital of Baht 320 million. The main office and manufacturing facilities are located within a site encompassing more than 63 rais at the Phromburi district, Singburi province. For more information, please visit www.singhaparatech.com

About Atos Origin

Atos Origin is an international consulting and information technology (IT) services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.5 billion and it employs 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games.

In Asia Pacific, Atos Origin has its regional headquarters in Singapore and has over 3,000 employees in 9 countries servicing clients in Financial Services; Discrete Manufacturing; Telecom & Utilities; Process Industries; CPG/Retail and Public Sector. Atos Origin Asia Pacific is a top 50 IT company in ZDNet Asia's Top Tech Index 2006; and amongst the top-25 enterprise players in the Financial Services Industry, according to Financial Insights (an IDC company).

About Infor

Infor delivers fully integrated enterprise solutions as well as best-in-class standalone products that address the essential challenges its customers face in areas such enterprise resource planning, supply chain planning and execution, customer and supplier relationship management, asset management, product lifecycle management, financial management, performance management and business intelligence. With more than 8,100 employees and offices in 100 countries, Infor provides enterprise solutions to more than 70,000 customers. For additional information, visit www.infor.com.

Atos Origin

PRESS RELEASE

ChemChina selects Atos Origin as Partner in Drive to become World Leader

Beijing, 15 December 2006 - Atos Origin, a global Information Technology (IT) services company, today announced that it has been selected by China National Chemical Corporation (ChemChina) to deliver a business and IT strategy programme at the group level that will support its transition to a world-class player in the international chemicals market.

Atos Origin, spearheaded by its global and local consulting arm, will design a new business and IT strategy for the whole group, and a rapid performance improvement programme for specified operating units of ChemChina for sustainable growth.

"As ChemChina aims to be a world class player in the Chemicals industry, we felt the need to focus on strengthening our core competencies, reduce costs, increase profitability and leverage IT applications to enhance our international competitiveness. Atos Origin has very broad experience in the Chinese and international chemical markets," said Mr Ren Jianxin, President of ChemChina. "Our co-operation with Atos Origin will accelerate our drive to globalize our business."

"This is a significant win for Atos Origin and it marks the start of what we hope will become a long-term business partnership with ChemChina," said Bernard Bourigeaud CEO and Chairman of the Management Board of Atos Origin. "This is a very important strategic consulting engagement for Atos Origin in China and it is an important milestone in our investment and commitment in China. It also further validates our strategy to leverage our Worldwide IT Partnership in the Olympic Games to drive business growth."

Formerly known as the Chinese Ministry of Chemical Industry, ChemChina aims to be a world-class company with revenue exceeding EUR10 billion within two years.

About ChemChina
China National Chemical Corporation ("ChemChina") is a large-scale Chinese state-owned enterprise established by the State Council of the People's Republic of China ("PRC"). ChemChina is one of the leading specialty chemical and petrochemical companies in China, with its headquarters in Beijing.

ChemChina now comprises 8 professional firms, 118 production firms and many overseas offices, in addition to a controlling interest in 10 share-holding corporations listed on the Shanghai stock exchange.

ChemChina has established an extensive marketing network, reaching over 60 cities in China and exporting to over 40 countries and has annual revenues of EUR 8 billion.

Atos Origin

ChemChina, which attaches great importance to science and technology, owns 24 research and design institutes, and the largest comprehensive information resources collection, research and service center in China's chemical industry, the first B2B chemical information website. ChemChina is also the main unit of 19 national chemical associations.

For more information, please visit the company's web site at: www.chemchina.com.cn

ChemChina media contact:
Li Biao (Beijing)
Tel: +8610 8267 7216
Email: lib@chemchina.com.cn

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

In Asia Pacific, Atos Origin has its regional headquarters in Singapore and has over 3,000 employees in 9 countries servicing clients in Financial Services; Discrete Manufacturing; Telecom & Utilities; Process Industries; CPG/Retail and Public Sector. Atos Origin Asia Pacific is a top 50 IT company in ZDNet Asia's Top Tech Index 2005/6.

In China, Atos Origin has been present for more than 10 years and currently employs 1,000 engineers with offices in Beijing, Shanghai, Hong Kong and Taiwan. Focusing on a model of "design, build and operate" to deliver quality IT solutions, Atos Origin China boasts strong industry expertise in a wide spectrum of trade sectors including finance, discrete manufcturing, chemicals, petro-chemicals, and energy. The head office of Atos Origin mainland China is located in Beijing.

Atos Origin media contacts:
Michelle Liu (Beijing)
Tel: +8610 6437 6668
Email: michelle.liu@atosorigin.com

Vivien Goh (Singapore/Asia Pacific)
Tel: +65 6832 2617
Email: vivien.goh@atosorigin.com

Atos Origin

PRESS RELEASE

Thierry Pollier joins Atos Origin France's Systems Integration Business as Vice President Industry & Services

Paris, 18 December 2006 - Thierry Pollier Joins Atos Origin France's Systems Integration Business As Vice President Industry & Services.

*"We are pleased to welcome **Thierry Pollier** on board,"* **declared Didier Zeitoun, President of Atos Origin France's Systems Integration business**. *"His experience in industry and retailing, together with his background as an entrepreneur, will help us strengthen our position in the French market."*

With nearly 20 years of experience in services, Thierry Pollier, 45, is joining Atos Origin's Systems Integration Business as Vice President Industry & Services. He holds a civil engineering degree from France's Ecole des Mines and is a graduate of the French Petroleum Institute.

From 1986 to 2000, he served as a consultant, manager and later partner at Capgemini, EDS and Deloitte Consulting, where he carried out national and European-level missions on behalf of clients in the industrial and retail sectors.

In 2000, Mr. Pollier founded cc-hubwoo, which became the world leader in e-procurement and online supplier network management solutions in just five years. He led the company until June 2004, when he founded Clearvalue, a consulting and services company specialized in new SAP technologies.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.
Atos Origin is listed on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Media contact
Anne de Beaumont
+ 33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com

Atos Origin

PRESS RELEASE

Atos Origin honoured as HP Business Partner of the Year 2006 in telecommunications

Paris, 19 December 2006 - Atos Origin proudly announces it has won the HP Business Partner of the Year Award 2006 for its outstanding commitment to HP Software and HP communications, media and entertainment (CME) business group. Partner of the Year Awards recognise worldwide partners that have excelled in sales, customer support, implementation and joint solution development of HP's CME applications portfolio.

Atos Origin is recognized for its proactive offering in today's evolving telecommunications market with its convergent value added services built on HP's OpenCall technology. The solutions combine HP platforms and Atos Origin applications, and involve consulting and deployment services from both companies.

Cees de Jong, Senior Vice President Global Telecom Market at Atos Origin : "As one of the largest IT services providers in the telecoms market we are committed to deliver our customers market-leading services. Atos Origin is proud to receive HP's accolade on our joint convergent value added services that are built to be user-friendly and easily deployable. The long standing cooperation between Atos Origin and OpenCall has resulted in the proposal of innovative solutions to key customers in Europe, Middle East and Africa, Tier 1 operators and strong operators in key emerging countries. Atos Origin will continue to work together with HP to leverage future opportunities generated by these successes".

Ed Hutt, Vice President Global Alliances at Atos Origin concluded: "Atos Origin has a long-standing partnership with HP and is delighted to have received the 2006 Business Partner of the Year Award. It underlines the outstanding performance of our innovative solutions and continued commitment by both companies to a successful long-term collaboration."

Atos Origin's turnover in the telecoms industry is close to €1 billion. It delivers consulting (through Atos Consulting), systems integration and outsourcing expertise to 350 customers around the world, including major telecom operators in Europe such as France Telecom, KPN, Telecom Italia and Vodafone. Atos Origin has been active in the telecoms market for more than 20 years.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Origin

For more information:
Marie-Tatiana Collombert
+ 33 1 55 91 26 33
marie-tatiana.collombert@atosorigin.com

Jose de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

Sagem Défense Sécurité and Atos Origin complete French Air Force's SICOPS deployment for DGA

Paris, 19 December 2006 - Sagem Défense Sécurité (SAFRAN Group) and Atos Origin have delivered the last of the 27 SICOPSs (Information and Communication System for air base Operations) for French Air Force bases, marking the program's completion.

Awarded in January 2001 by France's defense procurement agency (DGA) to the Sagem Défense Sécurité – Atos Origin joint venture, the SICOPS program provides for equipping 24 fixed bases and 3 mobile units for overseas operations.

Since the receipt in December 2004 of the first SICOPS at the Mont-de-Marsan air base, the program has continued on schedule at the rate of one SICOPS deployed at one base per month. The installation of SICOPS at the Saint-Dizier air base was carried out at the same time the French Air Force's first squadron of Rafale fighter planes arrived at the base.

SICOPS manages and transmits all the data used in operating an air base: planning and managing missions and resources (aircraft, personnel and cargo), following up on the operational status of aircraft, drawing up summary reports and occupying aerial zones.

As the first step in deploying the Air Force's secure Intranet, SICOPS contains open and secure architecture. The system's scalability The program involved training 800 members of the military, installing 1500 workstations and 24 telecommunications networks, which contain 250km of fiber optics, 1500 access points and 750 Ethernet switches.

The DGA, Sagem Défense Sécurité, Atos Origin and the French Air Force put together an integrated team to ensure optimal program management. With SICOPS, Sagem Défense Sécurité's and Atos Origin have demonstrated their know-how in running defense information-system programs.

About Sagem Défense Sécurité
Sagem Défense Securité is a high-technology company in the SAFRAN Group. As a leading European defense and security electronics company in Europe, its business covers three main fields: navigation and aeronautics systems, where it is the world leader in helicopter flight control; optronics and air-land systems, where it is the European leader in surveillance and fire-control optronics; and the field of security, where it is the world leader in fingerprint-based biometrics.
Its equipment and integrated systems are used worldwide, helping to ensure air transport safety, secure data transmission, personal security and governmental defense capabilities at the highest level. Through the SAFRAN Group, Sagem Défense Sécurité is present on all continents.
For further information: www.sagem-ds.com

Atos Origin

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.

Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Origin

PRESS RELEASE

Arnaud Ruffat appointed CEO and Managing Director for Atos Origin in Italy

Milano/Rome, 20 December 2006 - Arnaud Ruffat has been appointed CEO and Managing Director for Italy, at Atos Origin, an international information technology services company. He will be reporting directly to Dominique Illien, CEO Southern Europe and Member of the Management Board of Atos Origin. In his new position, he will be responsible for leading the Italian activities and strengthen the company's positioning in this market.

"*I am delighted to join the Italian activities and take on the challenge to further develop our business in a strategic European market for the Group,*" says Arnaud Ruffat. "*Atos Origin in Italy can leverage on a wide range of competences and a solid client base, thus positioning the company as one of the top player in the Italian ICT services market.*"

Arnaud Ruffat and his team's responsibility will be to further strengthen the Group's positioning in Managed Operations, Consulting and Systems Integration by continuing the development of close business relationships with international and national clients, and to increase profitability. His proven competencies in IT business processes and his background in international environments provide Atos Origin in Italy with a significant added value.

Arnaud Ruffat (44) has been working in the IT sector for over 20 years. He began his career at Bull in Argentina in 1986. He joined the Atos Origin Group in 1988 and held various management positions within the company, including Group's Business Controller, Chief Financial Officer and Business Unit Manager. In 2003, he was appointed CEO Managed Services, the outsourcing business of Atos Origin in France, with 4,400 employees.

About Atos Origin

Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Atos Origin

For more information:
Paola Sinigaglia
Tel: +39 (0)2 667 222 09
Email: paola.sinigaglia@atosorigin.com

Emilie Moreau
Tel: +33 (0)1 55 91 24 74
Email: emilie.moreau@atosorigin.com

Atos Origin

PRESS RELEASE

Ludo Van den Kerckhove appointed Managing Director for Atos Origin in Belgium and Luxembourg

Zaventem, 20 December 2006 - Ludo Van den Kerckhove has been appointed Managing Director for Belgium and Luxembourg at Atos Origin, an international information technology services company. In his function, Van den Kerckhove will be reporting directly to Wilbert Kieboom, CEO Northern Europe and Member of the Management Board. As a Managing Director, he will be responsible for leading the BeLux activities and consolidate the company's strong position in this market.

"I am delighted to join a group such as Atos Origin who collaborates with a broad variety of local as well as international customers and is one of the top IT services providers in Europe," says Ludo Van den Kerckhove. "I look forward to listening to my customers' challenges and realizing them in a constantly changing IT services market with an enthusiastic, experienced and highly skilled BeLux team."

Ludo Van den Kerckhove (48) has over 20 years experience in various management positions. After his study in civil electro-technical engineering at the University of Ghent, he worked for Esso, the State University Ghent and start up company InfoSystems. In 1985 he joined Electrabel where he held management positions such as General Manager for Antwerp, B2B Sales Manager for Belgium and Luxembourg and Chief Information Officer. Van den Kerckhove most recently conducted his own consultancy agency. Ludo takes on his new position as from 2nd of January.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5,5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information:
Christelle Colin
+32 2 690 26 04
christelle.colin@atosorigin.com

José de Vries
+33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

Philippe Van Haecke appointed CEO Managed Services of Atos Origin in France

Paris, 20 December 2006 - Philippe Van Haecke has been appointed CEO Managed Services for France at Atos Origin, an international information technology services company. In his new position, he will be reporting directly to Dominique Illien, CEO Southern Europe and Member of the Management Board of Atos Origin.

Philippe Van Haecke (50) joined Atos Origin in 2005 as Deputy Managing Director of the Outsourcing Business in France. He was previously CIO at Auchan Group, a French hyperstore chain. Prior to that, he spent 16 years with Atos Origin in various management positions, including that of Assistant Managing Director in charge of developing operations management solutions. He began his career at a Thomson Brandt subsidiary, where he worked for seven years.

The outsourcing services portfolio provides customers with global IT infrastructure solutions, including the management of processing centers, servers, network systems and workstations. Atos Origin is one of the foremost outsourcing providers in France and Europe.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors.
Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

Contact for Press:
Anne de Beaumont
Tel +33 (0)1 55 91 24 15
anne.debeaumont@atosorigin.com

Atos Origin

PRESS RELEASE

Dutch water utility company PWN chooses Atos Origin for outsourcing its office automation management

Utrecht, 21 December 2006 - Atos Origin signed a 3-year agreement to manage PWN's entire office automation following a Europe-wide tendering procedure. The service to be provided by Atos Origin includes the management of the IT infrastructure, help desk operation, work station & network services, VOIP facilities and other telecommunication services. PWN decided to outsource its end-to-end services provision to one supplier in order to increase efficiency and reduce costs.

PWN is a Dutch supplier of pure drinking water and is also responsible for the environmental management of the dune areas along the coast. Atos Origin has been chosen by PWN as supplier of advanced end-to-end-solutions and will work alongside other partners, such as KPN who has been appointed as PWN's telephone service subcontractor.

Peter 't Jong, Executive Vice President Sales & Client Management at Atos Origin, considers the IT partnership with PWN to be recognition of Atos Origins' leading position in the utility-market. "Atos origin has contracts with a number of other prominent utility companies, such as Nuon, Eneco, Vitens, Gasunie and Essent. In addition a wide ranging IT agreement was recently signed with the multi-utility company DELTA. Key issues that these clients have in common are the provision of services on a continuous basis, lowering the total cost of ownership and IT services, and reduce time to market of new products and services. As an IT services provider capable of managing the entire life cycle of IT systems and with an outstanding track record in the utility sector, Atos Origin offers a solution for all these challenges."

PWN
PWN Water Utility Company North Holland supplies 102 million cubic metres of drinking water annually to 720,000 households, companies and establishments in the province North Holland. PWN's head office is in Velserbroek. Water purification takes place in Andijk, Bergen, Heemskerk, Wijk aan Zee and in the dunes. Also PWN has been commissioned by the province North Holland to manage various areas of natural beauty and large areas of the dunes between Zandvoort and Bergen. These areas receive seven million recreational visitors every year.

About Atos Origin
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information please contact:

Marianne Hewlett
+ 31 30 299 5006
marianne.hewlett@atosorigin.com

José de Vries
+ 33 1 55 91 24 53
jose.devries@atosorigin.com

Atos Origin

PRESS RELEASE

Department of Health signs two Diagnostics Contracts with Atos Origin

Providing diagnostic tests at times and locations convenient to patients

London, 22 December 2006 - Atos Origin, a leading IT services company, today announced that its Medical Services division has signed a five-year contract with the British Department of Health to provide diagnostic services to the South West and North West regions.

The two contracts involve managing the entire process from appointment booking through to test interpretation and report delivery for a range of diagnostic services including CT; MRI; x-ray and audiology. Atos Origin is expected to perform 450,000 tests each year from more than 60 fixed locations and 17 mobile test centres. The convenience of these services within the local community will help patients access the appointments they need both in terms of locality and through extended opening hours in some sites.

"Winning these two contracts confirms Atos Origin as a leading provider of medical services in the UK," said Simon Chipperfield, senior vice president for Medical Services at Atos Origin. "Our focus now is to work with the Department of Health to roll-out these new services which will provide patients with greater choice and help to reduce waiting times."

Atos Origin is a unique service provider to the UK healthcare sector, providing occupational health, primary care, capability assessment and diagnostic services to more than two million people each year. Atos Origin also delivers IT programmes at the heart of the health service modernisation programme, increasing patient choice and improving the patient experience.

Notes to the editors

The North West region covers Cheshire, Merseyside and Greater Manchester and the South West, which covers Hampshire, Isle of Wight, Wiltshire, Avon, Gloucestershire, Somerset, Dorset, Devon and Cornwall.

About Atos Origin
Atos Origin is an international information technology services company. It's core business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are more than EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

For more information, please contact:
Caroline Crouch
Tel: +44 20 7830 4233
Email: caroline.crouch@atosorigin.com

Atos Origin

PRESS RELEASE

Telegraaf Media Group signs contract with Atos Origin

Amsterdam, 22 December 2006 - Telegraaf Media Groep N.V. (TMG) today signed an agreement with Atos Origin for the outsourcing of the generic ICT services of Telegraaf Media ICT B.V. (TMI) from 1 January 2007.

The outsourcing of generic parts of the ICT infrastructure such as workstation services will enable the TMI organisation to concentrate on providing media-specific services to facilitate the primary business processes of its customers (e.g. De Telegraaf, Spits, De Telegraaf Tijdschriften Groep, DistriQ and Speurders.nl).

In choosing Atos Origin, TMI has teamed up with a solid technology partner and can thus respond more quickly to ongoing technological developments. Alongside the transfer of the regular services of TMI to Atos Origin, the agreement also provides for the transfer of 55 employees to Atos Origin.

The total value of the contract is expected to amount to EUR 57 million for a period of 5 years.

The signing of the contract marks the completion of a year of intensive preparations during which TMG and TMI received support from Quint Wellington Redwood.

Mr J.J.W. Janssen – Managing director of TMI: "With this contract we believe to have found the right balance between cost savings and quality improvement, which moreover will ensure a good future for the employees."

About TMG
Telegraaf Media Group N.V. (TMG) is a listed, independent Dutch media group, primarily active in the field of newspapers, magazines, puzzle publications and door-to-door papers. In addition, information is commercially exploited via the internet, (mobile) telephone and digital screens, either directly or through strategic participations. The company holds interests in e.g. Wegener N.V., SBS Broadcasting S.à.r.l., Sky Radio Groep, Expomedia Group plc and B.V. Algemeen Nederlands Persbureau (ANP).
TMG originated from the Dutch daily newspaper De Telegraaf and has grown through acquisitions and new product launches into a diversified media group. Telegraaf Media Groep is active in the Netherlands, Belgium, France, Denmark, Sweden and the Ukraine. For more information on TMG: www.tmg.nl

Atos Origin

About Atos
Atos Origin is an international information technology services company. Its business is turning client vision into results through the application of consulting, systems integration and managed operations. The company's annual revenues are EUR 5.5 billion and it employs over 47,000 people in 40 countries. Atos Origin is the Worldwide Information Technology Partner for the Olympic Games and has a client base of international blue-chip companies across all sectors. Atos Origin is quoted on the Paris Eurolist Market and trades as Atos Origin, Atos Euronext Market Solutions, Atos Worldline and Atos Consulting.

About Quint Wellington Redwood
Quint Wellington Redwood is a worldwide, independent management consultancy specialised in IT-related organisational challenges. For more information: www.quint.nl

For more information please contact:

Telegraaf Media Groep N.V.
Hans Elekan, Head of Group Communication Telegraaf Media Groep N.V.
+ 31 20 5853308 (redirected to mobile number outside office hours).

Atos Origin
Marianne Hewlett, Senior Vice President Global Marketing Communications
+ 31 30 2995006; e-mail: marianne.hewlett@atosorigin.com

Jose de Vries, Global Public Relations Manager
+ 33 1 55 91 24 53 ; e-mail : jose.devries@atosorigin.com